SEDAR Filing Version

AURORA CANNABIS INC.

and

ICC LABS INC.

ARRANGEMENT AGREEMENT

Dated as of September 8, 2018

1

2

SCHEDULE D REPRESENTATIONS AND WARRANTIES OF AURORA	D-1

SCHEDULE E LIST OF ICC LOCKED-UP SHAREHOLDERS	E-1

3

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT (this “Agreement”) made as of the 8th day of September, 2018.

BETWEEN:

AURORA CANNABIS INC., a company incorporated under the laws of British Columbia,

(hereinafter referred to as “Aurora”)

AND:

ICC LABS INC., a company incorporated under the laws of British Columbia,

(hereinafter referred to as “ICC” and together with Aurora, the “Parties” and each, a “Party”)

WHEREAS:

(A)           Aurora and ICC wish to enter into a business combination transaction providing for, among other things, the acquisition of all of the common shares of ICC by Aurora;

(B)           Aurora and ICC propose to effect the transaction by way of a plan of arrangement of ICC under the arrangement provisions of Part 9, Division 5 of the Business Corporations Act (British Columbia);

(C)          Aurora and ICC negotiated in good faith the terms of a definitive arrangement agreement and elements of a plan of arrangement which terms and elements are set forth in this Agreement and the Plan of Arrangement;

(D)          The board of directors of each of Aurora and ICC have unanimously determined that it would be in the best interest of each corporation to enter into this Agreement and complete the transactions contemplated by this Agreement;

(E)          Aurora has entered into voting and support agreements dated the date hereof (collectively, the “ICC Lock-Up Agreements”) with the ICC Locked-Up Shareholders (as defined herein) pursuant to which, among other things, each such ICC Locked-Up Shareholders has agreed to vote in favour of the Arrangement Resolution (as defined herein), all securities of ICC now held or hereafter acquired by them that are entitled to vote on the matter, on the terms and subject to the conditions set forth in such ICC Lock-Up Agreements; and

(F)          The Parties intend that the issuance of the Consideration Shares (as defined herein) shall be exempt from the registration requirements of the 1933 Act (as defined herein) pursuant to Section 3(a)(10) thereof and applicable U.S. state securities laws in reliance upon such exemptions as may be available therefrom;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, the Parties hereto hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS, INTERPRETATION AND SCHEDULES

Section 1.1	Definitions

In this Agreement, unless the context otherwise requires, the following words and terms shall have the meanings ascribed to them below:

(a)	“1933 Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder;

(b)	“1934 Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder;

(c)	“ACMPR” means the Access to Cannabis for Medical Purposes Regulations(Canada) issued pursuant to the Controlled Drugs and Substances Act (Canada);

(d)

“Action” means, with respect to any Person, any litigation, legal action, lawsuit, claim, audit, arbitration or other proceeding (whether civil, administrative, quasi- criminal or criminal) before any Governmental Entity against such Person or its business or affecting any of its assets;

(e)	“affiliate” has the meaning ascribed thereto in the Canadian Securities Administrators’ National Instrument 45-106 – Prospectus Exemptions, unless stated otherwise;

(f)	“Agreement” means this arrangement agreement, together with the schedules attached hereto, as amended, amended and restated or supplemented from time to time in accordance with the terms hereof;

(g)

“Arrangement” means an arrangement pursuant to provisions of Division 5 of Part 9 of the BCBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith, herewith or made at the direction of the Court either in the Interim Order or the Final Order with the consent of Aurora and ICC, each acting reasonably;

(h)

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, that is binding upon or applicable to such Person or its business, assets or securities, and includes any Environmental Approval;

(i)	“Aurora” means Aurora Cannabis Inc., a company existing under the BCBCA;

(j)	“Aurora Board” means the board of directors of Aurora;

(k)

“Aurora Credit Agreement” means the credit agreement dated August 29, 2018 among Aurora, as borrower, the Bank of Montreal, as administrative agent, lead arranger and sole bookrunner, and the certain lenders party thereto;

(l)	“Aurora Filings” has the meaning ascribed thereto in Section (i) of Schedule D;

(m)	“Aurora Financial Statements” has the meaning ascribed thereto in Section (j) of Schedule D;

(n)	“Aurora Group” means Aurora and the Aurora Subsidiaries or any combination of such Persons;

(o)	“Aurora Shares” means the common shares in the capital of Aurora;

(p)	“Aurora Subsidiaries” means, collectively, the Subsidiaries of Aurora;

(q)	“Aurora Termination Payment Event” has the meaning ascribed thereto in Section 6.5;

(r)	“BCBCA” means the Business Corporations Act (British Columbia);

(s)

“Books and Records” of a Party, means books and records of the Party and its Subsidiaries, including books of account, tax records, sales and purchase records, customer and supplier lists, technical documents including specifications, bills of materials and engineering notebooks and business reports, whether in written or electronic form;

(t)	“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario; Edmonton, Alberta; Vancouver, British Columbia; or Montevideo, Uruguay;

(u)

“Claims” means any and all debts, costs, expenses, liabilities, obligations, losses and damages, penalties, proceedings, actions, suits, assessments, reassessments or claims of whatsoever nature or kind including regulatory or administrative (whether or not under common law, on the basis of contract, negligence, strict or absolute liability or liability in tort, or arising out of requirements of applicable Laws), imposed on, incurred by, suffered by, or asserted against any Person or any property, absolute or contingent, and, except as otherwise expressly provided herein, includes all reasonable out-of-pocket costs, disbursements and expenses paid or incurred by such Person in defending any action;

(v)	“Closing” means the completion of the transactions contemplated by the Arrangement;

(w)	“Code” means the United States Internal Revenue Code of 1986, as amended;

(x)	“Competition Act” means the Competition Act (Canada);

(y)	“Completion Deadline” means December 31, 2018, or such later date as may be agreed to in writing by the Parties;

(z)	“Confidentiality Agreement” means the confidentiality agreement dated June 12, 2018 entered into between ICC and Aurora;

(aa)

“Consideration Shares” means the Aurora Shares to be issued to the ICC Shareholders in exchange for their ICC Shares pursuant to the Plan of Arrangement, consisting of, for each one (1) ICC Share, such number of Aurora Shares as is equal to the quotient of $1.95 divided by the volume-weighted average trading price of the Aurora Shares on the TSX in the twenty (20) trading days preceding the Effective Date (the last day of such period being the second to last trading day on the TSX immediately prior to the Effective Date) (such exchange ratio being, the “Exchange Ratio”);

(bb)

“Contract” means, with respect to any Party, any legally binding agreement, commitment, engagement, contract, franchise or undertaking (written or oral): (a) to which such Party or its Subsidiaries is a party, (b) by which such Party or its Subsidiaries is bound or affected or to which any of their respective assets is subject, or (c) under which such Party or its Subsidiaries has or may acquire any right or interest.

(cc)	“Court” means the Supreme Court of British Columbia;

(dd)	“Depositary” means such Person as ICC may appoint to act as depositary in relation to the Arrangement, with the approval of Aurora, acting reasonably;

(ee)	“DGI” means Dirección General Impositiva, the General Taxation Directorate of Uruguay;

(ff)	“Dissent Rights” means the rights of dissent in respect of the Arrangement granted pursuant to the Interim Order;

(gg)	“Effective Date” means the date upon which the Arrangement becomes effective pursuant to the Plan of Arrangement;

(hh)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;

(ii)	“Employees” has the meaning set out in Section (gg)(i) of Schedule C;

(jj)

“Encumbrance” means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(kk)

“Environmental Approvals” means , with respect to any Person, all permits, certificates, licences, authorizations, consents, instructions, registrations, directions, approvals, decisions, decrees, conditions, notifications, orders, demands or Claims issued or required by any Governmental Entity pursuant to any Environmental Laws, which are binding upon or applicable to such Person or its business, assets or securities;

(ll)

“Environmental Laws” means all applicable Laws whether foreign or domestic, including applicable common law and civil law, for the protection of the natural environment and human health and safety and for the regulation of contaminants, pollutants, waste, toxic and hazardous substances, and includes Environmental Approvals;

(mm)	“Exchange Ratio” has the meaning ascribed thereto in the definition of “Consideration Shares” in Section 1.1(aa);

(nn)

“Final Order” means the order made after application to the Court approving the Arrangement, as such order may be amended by the Court (with the consent of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(oo)

“Governmental Entity” means any: (i) supranational, international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, stock exchange or agency, whether domestic or foreign; (ii) any subdivision, agency, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation, land use or occupation, or taxing authority under or for the account of any of the foregoing;

(pp)	“ICC” means ICC Labs Inc., a company existing under the BCBCA;

(qq)

“ICC Acquisition Proposal” means, other than the Transaction and other than any transaction involving only ICC and/or one or more of the wholly-owned ICC Subsidiaries, any offer, proposal, expression of interest, or inquiry (written or oral) from any Person or group of Persons acting “jointly or in concert” other than Aurora (or any of its affiliates or joint actors) after the date of this Agreement relating to:

(i)

any sale (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale) or other disposition (including any assignment, option, joint venture, or earn in, royalty interest, streaming arrangement or similar transaction), direct or indirect, in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets, or contributing 20% or more of the consolidated revenue of ICC and the ICC Subsidiaries, in each case taken as a whole, or of 20% or more of any class of voting, equity or other securities or any securities exchangeable for or convertible into voting, equity or other securities of ICC and the ICC Subsidiaries (or rights or interests therein or thereto);

(ii)

any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities (including securities convertible into or exercisable or exchangeable for voting, equity or other securities) of ICC or the ICC Subsidiaries;

(iii)

any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license or other similar transaction involving ICC or the ICC Subsidiaries pursuant to which any Person or group of Persons would acquire, directly or indirectly, 20% or more of the voting or equity securities of ICC or the surviving entity or the resulting direct or indirect parent of ICC or the surviving entity;

(iv)	any arrangement whereby effective operating control of ICC is granted to another party; or

(v)	any other similar transaction or series of related transactions involving ICC or the ICC Subsidiaries;

(rr)	“ICC Arrangement Resolution” means the special resolution of the ICC Shareholders approving the Plan of Arrangement substantially in the form attached as Schedule B;

(ss)

“ICC Benefit Plans” means all plans with respect to any ICC or ICC Subsidiary employees or other service providers or former employees or former service providers to which ICC or any ICC Subsidiary is a party to or bound by or to which ICC or any ICC Subsidiary has an obligation to contribute or with respect to which ICC or any ICC Subsidiary may have any direct or indirect liability relating to retirement savings, pensions, bonuses, equity awards, profit sharing, deferred compensation, incentive compensation, life or accident insurance, hospitalization, health, medical or dental treatment or expenses, disability, unemployment insurance benefits, employee loans, vacation pay, severance or termination pay or other benefits, other than those benefits provided solely under a Statutory Plan;

(tt)	“ICC Board” means the board of directors of ICC;

(uu)

“ICC Board Recommendation” means the unanimous determination of the ICC Board, after consultation with its legal and financial advisors, that the Arrangement is in the best interests of ICC and is fair to ICC Shareholders and the unanimous recommendation of the ICC Board to ICC Shareholders that they vote in favour of the ICC Arrangement Resolution;

(vv)

“ICC Change in Recommendation” means the ICC Board fails to recommend or withdraws, amends, modifies or qualifies (or proposes publicly to withdraw, amend, modify or qualify), in a manner adverse to Aurora, the ICC Board Recommendation, or the ICC Board accepts, approves, endorses or recommends or publicly proposes to accept, approve, endorse or recommend an ICC Acquisition Proposal, or takes no position or remains neutral with respect to, any publicly announced ICC Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, ICC Acquisition Proposal for a period of no more than five Business Days following such public announcement or public disclosure shall not be considered to be an ICC Change in Recommendation provided the ICC Board has rejected such ICC Acquisition Proposal and affirmed the ICC Board Recommendation before the end of such five Business Day period (or in the event that the ICC Meeting is scheduled to occur within such five Business Day period, no later than the later of one Business Day following the public announcement or public disclosure of such ICC Acquisition Proposal or the third Business Day prior to the date of the ICC Meeting));

(ww)

“ICC Circular” means the notice of the ICC Meeting and the accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to ICC Shareholders in connection with the ICC Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement;

(xx)

“ICC Compensation Options” means the outstanding compensation warrants to purchase (i) at any time prior to the Relevant Time, ICC Shares and ICC Warrants, and (ii), subject to and in accordance with the terms of the certificates evidencing the ICC Compensation Options and this Agreement, at and at any time following the Relevant Time, Aurora Shares and warrants to acquire Aurora Shares, issued by ICC in connection with the Underwriting Agreement dated November 7, 2017 among ICC, GMP Securities L.P., Haywood Securities Inc. and PI Financial Corp.;

(yy)

“ICC Data Room” means the electronic data room made accessible by ICC to Aurora in connection with the conduct by Aurora of its due diligence on ICC, as such electronic data room existed as of 5:00pm (Vancouver time) on September 7, 2018;

(zz)	“ICC Disclosure Letter” means the letter dated as of the date of this Agreement, delivered by ICC to Aurora pursuant to Section 3.3 with respect to certain matters in this Agreement;

(aaa)	“ICC Fairness Opinions” has the meaning ascribed thereto in Section (c) of Schedule C;

(bbb)	“ICC Filings” means all documents publicly filed under the profile of ICC on SEDAR since January 1, 2017;

(ccc)	“ICC Financial Advisors” means Canaccord Genuity Corp. and INFOR Financial Inc., as the financial advisors to the ICC Board;

(ddd)	“ICC Financial Statements” has the meaning ascribed thereto in Section (p) of Schedule C;

(eee)	“ICC Group” means ICC and the ICC Subsidiaries or any combination of such Persons;

(fff)	“ICC Licenses” means the Licenses set forth in Section 3.3(v)(i) of the ICC Disclosure Letter;

(ggg)	“ICC Lock-Up Agreements” has the meaning ascribed thereto in the Recitals;

(hhh)

“ICC Locked-Up Shareholders” means the officers, directors and certain other significant shareholders of ICC that own, or exercise control or direction over, ICC Shares or securities convertible into, or exchangeable for, ICC Shares, as set forth in Schedule E;

(iii)

“ICC Meeting” means the special meeting, including any adjournments or postponements thereof in accordance with the terms of this Agreement, of the ICC Shareholders to be held to consider, among other things, and, if deemed advisable, to approve, the ICC Arrangement Resolution and for any other purpose as may be set out in the ICC Circular and agreed to in writing by the Parties;

(jjj)	“ICC Plan Options” means outstanding options to acquire ICC Shares issued by ICC pursuant to or governed by the ICC Stock Option Plan;

(kkk)	“ICC Properties” has the meaning ascribed thereto in Schedule C;

(lll)	“ICC Securityholders” means at any time, any holder of ICC Shares, ICC Plan Options, ICC Compensation Options or ICC Warrants;

(mmm)	“ICC Shareholders” means, at any time, the holders of ICC Shares;

(nnn)	“ICC Shares” means the common shares in the capital of ICC;

(ooo)	“ICC Stock Option Plan” means the incentive stock option plan of ICC approved by ICC Shareholders on June 5, 2018;

(ppp)	“ICC Subsidiaries” means, collectively, the Subsidiaries of ICC;

(qqq)

“ICC Superior Proposal” means any bona fide unsolicited written ICC Acquisition Proposal that is made after the date of this Agreement, that relates to the acquisition of all or substantially all of the assets of ICC (on a consolidated basis) or 100% of the issued and outstanding ICC Shares not beneficially owned by the party making such ICC Acquisition Proposal and any joint actor or any of their respective affiliates, whether by way of a single or multistep transaction or a series of related transactions, that:

(i)	complies with Securities Laws in all material respects;

(ii)

did not result from or involve a breach of Section 6.1 of this Agreement, the Confidentiality Agreement or any other agreement between the Person making the ICC Acquisition Proposal and ICC or any of its Subsidiaries;

(iii)

is reasonably capable of being completed in accordance with its terms without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal (including, required shareholder approvals and minimum tender requirements) and the Person making such proposal;

(iv)

is not subject to any financing condition or contingency and in respect of which adequate arrangements have been made and have been demonstrated to be available to ensure that the required funds or other consideration shall be available to effect payment in full for all of the ICC Shares or the assets of ICC to be acquired, as the case may be;

(v)	is not subject to a due diligence or access to information condition;

(vi)

the ICC Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the ICC Acquisition Proposal, including all legal, financial, regulatory and other aspects of such ICC Acquisition Proposal and the Person making such ICC Acquisition Proposal, that such ICC Acquisition Proposal would, if consummated in accordance with its terms, but not assuming away any risk of non- completion, result in a transaction which is more favourable to ICC Shareholders from a financial point of view than the terms of the Arrangement (including any amendments to the terms and conditions proposed by Aurora as contemplated by Section 6.2(b)); and

(vii)

in the event that ICC does not have the financial resources to pay the ICC Termination Payment, the terms of such ICC Acquisition Proposal provide that the Person making such ICC Acquisition Proposal shall advance or otherwise provide ICC with the cash for ICC to make the ICC Termination Payment, and such amount shall be advanced or provided on or before the date such ICC Termination Payment becomes payable;

(rrr)	“ICC Superior Proposal Notice” has the meaning ascribed thereto in Section 6.2(a)(iii);

(sss)	“ICC Termination Payment” has the meaning ascribed thereto in Section 6.3;

(ttt)	“ICC Termination Payment Event” has the meaning ascribed thereto in Section 6.3;

(uuu)

“ICC Warrants” means the outstanding warrants to purchase: (i) at any time prior to the Relevant Time, ICC Shares, and (ii), subject to and in accordance with the terms of the ICC Warrant Indenture and this Agreement, at and at any time following the Relevant Time, Aurora Shares;

(vvv)	“ICC Warrant Indenture” means the common share purchase warrant indenture dated November 22, 2017 between ICC and TSX Trust Company;

(www)	“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board that are applicable to public issuers in Canada;

(xxx)	“including” means including, without limitation;

(yyy)	“Indemnified Persons” has the meaning ascribed thereto in Section 8.10(a);

(zzz)

“Intellectual Property” means domestic and foreign: (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and nonpublic business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (vii) software; and (viii) any other intellectual property and industrial property;

(aaaa)

“Interim Order” means the order made after application to the Court, containing declarations and directions in respect of the notice to be given and the conduct of the ICC Meeting and the Arrangement, as such order may be amended, supplemented or varied by the Court (with the consent of the Parties, each acting reasonably);

(bbbb)

“In-the-Money Amount” means, in respect of ICC Plan Options, the positive amount, if any, by which (i) the product obtained by multiplying (A) the number of ICC Shares underlying such ICC Plan Options, by (B) $1.95, exceeds (ii) the aggregate exercise price payable under such ICC Plan Options to acquire the ICC Shares underlying such ICC Plan Options;

(cccc)	“In-the-Money Option” means a ICC Plan Option in respect of which the In- the-Money Amount is a positive amount;

(dddd)	“Investment Canada Act” means the Investment Canada Act (Canada);

(eeee)	“IRCCA” means Instituto de Regulacion y Control del Cannabis , the Institute for the Regulation and Control of Cannabis of the Republic of Uruguay;

(ffff)	“Key Employee” means any of [REDACTED] and “Key Employees” means all of them;

(gggg)

“Laws” means all laws, by-laws, statutes, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity, including Securities Laws and U.S. Securities Laws, and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Person or its business, undertaking, assets, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, assets, property or securities;

(hhhh)

“License” means any license, permit, approval, certificate or consent issued by Health Canada or any other Governmental Entity related to the production, sale or provision, possession, shipment, transportation, delivery, destruction or storage of marijuana or marijuana products;

(iiii)

“Lease” as it relates to a Party, means any Contract pursuant to which that Party or any of its Subsidiaries is a tenant, licensee or a sub-tenant of any leasehold or sub-leasehold estate and other right to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property and includes right of use or occupancy under a bailment arrangement;

(jjjj)	“marijuana” has the meaning given to the term “marihuana” in the ACMPR;

(kkkk)

“Material Adverse Effect” means, in respect of any Party, as applicable, any one or more changes, events, occurrences or states of fact, which, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, properties, assets, liabilities, or condition (financial or otherwise) of that Party and its Subsidiaries, on a consolidated basis, other than any change, effect, event, occurrence or state of facts:

(i)

relating to any change in global, national or regional political conditions (including the outbreak or escalation of war, acts of terrorism, strikes, lockouts, riots or outbreaks of illness) or the global economy or securities markets in general;

(ii)	affecting the cannabis industry or the price of cannabis in general;

(iii)	relating to any natural disaster;

(iv)	relating to any adoption, proposal, implementation or change in Law or any interpretation of Law by any Governmental Entity;

(v)	relating to any generally applicable change in applicable accounting principles, including IFRS;

(vi)

relating to a change in the market trading price of publicly traded securities of that Party, it being understood that the causes underlying such change may be taken into account in determining whether a Material Adverse Effect has occurred;

(vii)

relating to the failure in and of itself to meet any internal, third party or public projections, forecasts or guidance or estimates of revenues, earnings or cash flows, it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred;

(viii)	relating to any action taken (or omitted to be taken) by ICC that is consented to, or requested, in writing by Aurora;

(ix)	relating to any matter which has been disclosed by ICC in the ICC Disclosure Letter; or

(x)	resulting from the announcement of this Agreement, the pendency of the transactions contemplated herein or compliance with the covenants herein or the satisfaction of the conditions herein;

provided, however, that if a change, effect, event, occurrence or state of facts referred to in clauses (i) through to and including (v) has a materially disproportionate effect on that Party and its Subsidiaries, on a consolidated basis, relative to other comparable companies and entities operating in the Canadian cannabis industry, such effect may be taken into account in determining whether a Material Adverse Effect has occurred; and provided that references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a Material Adverse Effect has occurred or whether a state of facts exists that has or could have a Material Adverse Effect;

(llll)	“Material Contract” means, in respect of a Party, any Contract to which such Party or any of its Subsidiaries is a party or its or their respective assets are bound which:

(i)	if terminated, breached or not renewed would or would reasonably be expected to have a Material Adverse Effect with respect to such Party;

(ii)	relates to the purchase of materials, supplies, equipment or services involving payments, individually or in the aggregate, in excess of $250,000 over the life of such Contract;

(iii)

relates directly or indirectly (including any guarantees or similar obligations) to indebtedness (currently outstanding or which may become outstanding) for borrowed money in excess of $250,000 in the aggregate;

(iv)	under which such Party or any of its Subsidiaries is obligated to make or expects to receive payments on an annual basis in excess of $250,000 or in excess of $250,000 over the remaining term;

(v)

limits or restricts in any material respect (A) the ability of such Party or any of its Subsidiaries to engage in any line of business or carry on business in any geographic area, (B) the ability of such Party or any of its Subsidiaries to solicit or hire any Person, or (C) the scope of Persons to whom such Party or any of its Subsidiaries may sell products or deliver services;

(vi)	contemplates an exclusive business relationship between a Party and any other Person;

(vii)

gives another Person the right to purchase or license an unlimited quantity or volume of, or enterprise-wide scope of use of, that Party’s products or services (or licenses to that Party’s products or services) for a fixed aggregate price at no additional charge, or under which that Party grants most-favored customer pricing, rights of first refusal or similar rights or terms to any Person;

(viii)

relates to any joint venture, strategic alliance, partnership or sharing of profits, revenue or proprietary information or similar arrangement that is material to such Party and its Subsidiaries, on a consolidated basis; or

(ix)	remains in full force and effect and has been filed with the Securities Authorities as a Material Contract in accordance with applicable Securities Laws;

(mmmm)

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make the statements contained therein not misleading in light of the circumstances in which they are made;

(nnnn)	“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

(oooo)

“Non-Arm’s Length Agreement” means any Contract between a Party or any of its Subsidiaries and any Person with whom such Party or any of its Subsidiaries is not dealing, at the applicable time, at arm’s length (within the meaning of the Tax Act), excluding, for greater certainty, any employment or similar service agreements entered into in the ordinary course;

(pppp)	“Parties” has the meaning ascribed thereto on the first page of this Agreement;

(qqqq)	“Pending ICC Acquisition Proposal” has the meaning ascribed thereto in Section 6.3(d)(i);

(rrrr)

“Person” means an individual, partnership, association, body corporate, a partnership or limited partnership, a trust, a trustee, executor, administrator or other legal personal representative, a syndicate, a joint venture, government (including any Governmental Entity) or any other entity, whether or not having legal status;

(ssss)

“Plan of Arrangement” means the plan of arrangement of ICC under the BCBCA substantially in the form and content of Schedule A attached hereto and any amendment or variation thereto made in accordance with Section 6.1 of the Plan of Arrangement or Section 7.1 hereof or made at the direction of the Court in the Final Order with the prior written consent of the Parties, each acting reasonably;

(tttt)	“Relevant Time” has the meaning ascribed thereto in the Plan of Arrangement;

(uuuu)	“Representatives” has the meaning ascribed thereto in Sections 6.1;

(vvvv)	“Section 3(a)(10) Exemption” has the meaning ascribed thereto in Section 2.7;

(wwww)	“Securities Authorities” means collectively, the British Columbia Securities Commission and the other applicable securities regulatory authorities in the provinces and territories of Canada;

(xxxx)	“Securities Laws” means the Securities Act (British Columbia) and any other applicable securities Laws of a province or territory of Canada;

(yyyy)

“Statutory Plan” means a statutory benefit plan which Aurora, Aurora Subsidiaries, ICC or ICC Subsidiaries are required to participate in or comply with, including the Canada Pension Plan and Quebec Pension Plan and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation;

(zzzz)

“Subsidiary” means, with respect to a Person, any entity, whether incorporated or unincorporated: (i) of which such Person or any other subsidiary of such Person is a general partner; or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person and/or by any one or more of its subsidiaries; and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise;

(aaaaa)

“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan or Quebec Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest, fines, penalties or additional amounts imposed with respect thereto, or in respect of any failure to comply with any requirement regarding any Tax Returns, by any Governmental Entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

(bbbbb)	“Tax Act” means the Income Tax Act (Canada), as amended;

(ccccc)

“Tax Returns” means all returns, schedules, elections, declarations, reports, information returns, notices, forms, statements and other documents made,prepared or filed with any Governmental Entity or required to be made, prepared or filed with any Governmental Entity relating to Taxes;

(ddddd)

“Transaction” means the transaction resulting from the completion of the Arrangement, including the acquisition of all of the ICC Shares by Aurora and the completion of the other transactions contemplated by the Plan of Arrangement;

(eeeee)	“TSX” means the Toronto Stock Exchange;

(fffff)	“TSXV” means the TSX Venture Exchange;

(ggggg)	“Uruguayan Regulatory Approval” means the issuance of an authorization by IRCCA to Aurora to consummate the transactions contemplated hereby; and

(hhhhh)	“U.S. Securities Laws” means the 1933 Act, the 1934 Act and any applicable U.S. state securities Laws.

Section 1.2	Interpretation Not Affected by Headings

The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.

Section 1.3	Number and Gender

In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter.

Section 1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by any party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

Section 1.5	Statutory References

Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.6	Currency

Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.

Section 1.7	Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Laws, the Parties hereto waive any provision of Law that renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The Parties hereto shall engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof that it replaces.

Section 1.8	Certain References and Phrases

References to any contract, license, lease, agreement, indenture, arrangement or commitment shall be a reference to such contract, license, lease, agreement, indenture, arrangement or commitment, as amended, modified or supplemented from time to time in accordance with the terms thereof. The words “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” The term “made available” means (i) copies of the subject materials were included in the ICC Data Room, (ii) copies of the subject materials were provided to ICC or Aurora, as applicable, or (iii) the subject material was listed in the ICC Disclosure Letter or referred to in the ICC Data Room and copies were provided to Aurora.

Section 1.9	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with IFRS.

Section 1.10	Knowledge

Where the phrases “to the knowledge of Aurora” or “to Aurora’s knowledge” or “to the knowledge of ICC” or “to ICC’s knowledge” are used in respect of Aurora, the Aurora Subsidiaries, ICC or the ICC Subsidiaries, as applicable, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon: (a) in the case of Aurora and the Aurora Subsidiaries, the actual collective knowledge, after reasonable inquiry, of Terry Booth, Neil Belot and Igor Gimelshtein; and (b) in the case of ICC and the ICC Subsidiaries, the actual collective knowledge, after reasonable inquiry, of the officers and directors of ICC and the ICC Subsidiaries.

Section 1.11	Meaning of Certain Phrase

In this Agreement the phrase “in the ordinary course of business” or “ordinary course” and similar expressions shall, as applicable, mean and refer to the ordinary course of business conduct of a Party (or its Subsidiaries) in a commercially reasonable and business-like manner consistent with the past practices of such Party.

Section 1.12	Subsidiaries

To the extent any covenants or agreements contained herein relate, directly or indirectly, to a Subsidiary of Aurora or ICC, each such provision shall be construed as a covenant by Aurora or ICC, respectively, to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

Section 1.13	Schedules

The following schedules are attached to, and are deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter

Schedule A	Plan Of Arrangement
Schedule B	Form of ICC Arrangement Resolution
Schedule C	Representations and Warranties of ICC
Schedule D	Representations and Warranties of Aurora
Schedule E	List of ICC Locked-Up Shareholders

ARTICLE 2
THE ARRANGEMENT

Section 2.1	Arrangement

ICC and Aurora agree that the Arrangement shall be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

Section 2.2	Court Proceedings

ICC shall apply to the Court for the Interim Order and Final Order as follows:

(a)

As soon as is reasonably practicable after the date hereof, and in any case in sufficient time to permit the ICC Meeting to be held by the date specified in Section 4.2(a)(v), ICC shall make and diligently prosecute an application to the Court for the Interim Order which application shall be in form and substance satisfactory to Aurora, acting reasonably, and shall request that the Interim Order shall provide, among other things:

(i)	for the calling and holding of the ICC Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement;

(ii)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the ICC Meeting and for the manner in which such notice is to be provided;

(iii)

that the requisite approval for the ICC Arrangement Resolution shall be (i) 66•% of the votes cast on the ICC Arrangement Resolution by ICC Shareholders present in person or represented by proxy and entitled to vote at the ICC Meeting, voting together as a single class and, (ii) if applicable, a majority of the votes cast on the ICC Arrangement Resolution by ICC Shareholders present in person or represented by proxy and entitled to vote at the ICC Meeting, excluding for purposes of (ii) votes attached to ICC Shares held by Persons described in items (a) through (d) of section 8.1(2) of MI 61-101;

(iv)

that, except as modified by the Interim Order, in all other respects, the terms, conditions and restrictions of ICC’s constating documents, including quorum requirements and other matters, shall apply in respect of the ICC Meeting;

(v)	for the grant of the Dissent Rights as set forth in the Plan of Arrangement;

(vi)	that the ICC Meeting may be adjourned or postponed from time to time by management of ICC, subject to the terms of this Agreement, without the need for additional approval of the Court;

(vii)	confirmation of the record date for the purposes of determining the ICC Shareholders entitled to receive notice of and vote at the ICC Meeting in accordance with the Interim Order;

(viii)

that the record date for ICC Shareholders entitled to notice of and to vote at the ICC Meeting shall not change in respect of any adjournment(s) or postponement(s) of the ICC Meeting or any other change except as required by applicable Laws;

(ix)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(x)	for such other matters as Aurora or ICC may reasonably require, subject to obtaining the prior consent of the other Party, such consent not to be unreasonably withheld, delayed or conditioned.

(b)

Upon approval of the ICC Arrangement Resolution at the ICC Meeting, in accordance with the terms of the Interim Order, subject to the terms of this Agreement, ICC shall forthwith make and diligently prosecute an application to the Court for the Final Order, which application shall be in form and substance satisfactory to ICC and Aurora, each acting reasonably, and ICC shall diligently take steps to ensure that the Final Order hearing is held as soon as reasonably practicable following the approval of the ICC Arrangement Resolution at the ICC Meeting.

(c)

In such notice of hearing in connection with the application for the Interim Order, ICC shall inform the Court that the Parties intend to rely on the Section 3(a)(10) Exemption for the issuance of the Consideration Shares pursuant to the Arrangement, based and conditioned upon the Court’s approval of the Arrangement and its determination that the Arrangement is fair and reasonable to each Person to whom Consideration Shares shall be issued, following a hearing and after consideration of the substantive and procedural terms and conditions thereof. Each Person to whom Consideration Shares shall be issued on completion of the Arrangement shall be given adequate notice advising them of their rights to attend the hearing of the Court for the Final Order and providing them with adequate information to enable such Person to exercise such right. The Consideration Shares issued under the Arrangement shall not be registered pursuant to the 1933 Act or any state “blue sky” or securities laws, and shall be issued in reliance Section 3(a)(10) Exemption and available registration exemptions under applicable state “blue sky” or securities laws.

(d)

ICC shall provide legal counsel for Aurora with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and shall give reasonable consideration to all such comments. ICC shall ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement.

Section 2.3	Plan of Arrangement and Effective Time

(a)

Unless another time or date is agreed to in writing by the Parties, on the third Business Day following satisfaction or, where not prohibited, the waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in Article 5, each of the Parties shall execute and deliver such closing documents and instruments and such other documents as may be required to give effect to the Arrangement and ICC shall proceed to file any documents as required pursuant to Section 292 of the BCBCA, and such other documents as may be required to give effect to the Arrangement pursuant to Division 5 of Part 9 of the BCBCA. Without limiting the foregoing, Aurora shall, following receipt of the Final Order and satisfaction or, where not prohibited, the waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in Article 5 but prior to the filing by ICC of the documents referred to above, deliver or cause to be delivered sufficient Consideration Shares to satisfy the consideration issuable to ICC Shareholders pursuant to the Plan of Arrangement (other than registered ICC Shareholders validly exercising Dissent Rights and who have not withdrawn their notice of objection).

(b)

The Arrangement shall become effective at the Effective Time on the Effective Date, whereupon, the transactions comprising the Arrangement shall be deemed to occur in the order set out in the Plan of Arrangement without any further act or formality.

(c)

From and after the Effective Time, the Plan of Arrangement shall have all of the effects provided by applicable Law, including the BCBCA. ICC agrees to negotiate in good faith with the Aurora to amend the Plan of Arrangement at any time prior to the Effective Time in accordance with Section 7.1 of this Agreement to include such other terms determined to be necessary or desirable by Aurora, acting reasonably, provided that the Plan of Arrangement shall not be amended in any manner which is inconsistent with the provisions of this Agreement, which would reasonably be expected to delay, impair or impede the satisfaction of any condition set forth in Article 5 or which has the effect of reducing the Consideration Shares or which is otherwise prejudicial to the ICC Shareholders or other parties to be bound by the Plan of Arrangement.

Section 2.4	Closing

The Closing of the Arrangement shall take place at the offices of McMillan LLP, Royal Centre, 1055 West Georgia Street, Suite 1500, Vancouver, British Columbia at 9:01 a.m. (Vancouver time) on the Effective Date or at such other place or time as the Parties may agree.

Section 2.5	Consultation

(a)

Aurora and ICC shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by the Parties and in any event prior to the next opening of trading on the TSX or TSXV, by way of a joint press release to be approved by the Parties in advance, acting reasonably. Aurora and ICC agree to cooperate in the preparation of presentations, if any, to the ICC Shareholders regarding the transactions contemplated by this Agreement; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

(b)

Aurora and ICC shall consult with the other in respect to issuing any press release or otherwise making any public statement with respect to this Agreement or the Arrangement, its business or operations and in making any filing with any Governmental Entity with respect to this Agreement or the Arrangement, including any Securities Authority, or stock exchange; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any press releases, public statements or filing required under applicable Laws or the rules and policies of any applicable stock exchange. The Party making such press releases, public statements or filings shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and provide the other Party a reasonable opportunity to review and comment on such press releases, public statements or filings (except where such material is confidential or competitively or commercially sensitive, in which case it shall be provided (subject to applicable Laws) to the other Party’s outside counsel on an “external counsel” basis), and if such prior notice is not permitted by applicable Laws or the rules and policies of any applicable stock exchange, to give such notice immediately following the making of such press releases , public statements or filings. Reasonable consideration shall be given to any comments made by the other Party and its counsel on such press releases, public statements or filings.

Section 2.6	Tax Treatment

The Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, and this Agreement is intended to be a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the Code. Each Party agrees to treat the Arrangement as a reorganization within the meaning of Section 368(a) of the Code for all United States federal income tax purposes, and agrees to treat this Agreement as a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the Code, and to not take any position on any Tax return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by applicable Law. Except as otherwise provided in this Agreement and in the Plan of Arrangement, each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth herein. The Arrangement is intended to allow the ICC Shares held by ICC Shareholders to be converted to Aurora Shares on a tax-deferred basis for United States federal income tax purposes. Notwithstanding the foregoing, neither Aurora or ICC makes any representation, warranty or covenant to any other Party or to any ICC securityholder or other holder of ICC securities (including, without limitation, stock options, warrants, debt instruments or other similar rights or instruments) regarding the U.S. tax treatment of the Arrangement, including, but not limited to, whether the Arrangement shall qualify as a reorganization within the meaning of Section 368(a) of the Code or as a tax-deferred reorganization for purposes of any United States state or local income tax law.

Section 2.7	U.S. Securities Matters

The Parties agree that the Arrangement will be carried out with the intention that the issuance of the Consideration Shares under the Arrangement shall be exempt from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof (the “Section 3(a)(10) Exemption”) and shall not be subject to registration or qualification under state “blue sky” or securities laws. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement set forth in this Section 2.7. In connection therewith, the Parties agree that:

(a)	the Arrangement shall be subject to the approval of the Court;

(b)	the Court shall be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the Arrangement;

(c)

the Parties shall ensure that each Person entitled to receive Consideration Shares on completion of the Arrangement shall be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(d)

the Interim Order approving the ICC Meeting shall specify that each Person to whom Consideration Shares shall be issued pursuant to the Arrangement shall have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as such securityholder enters an appearance within a reasonable time; and

(e)

each Person to whom Consideration Shares shall be issued pursuant to the Arrangement shall be advised that the Consideration Shares issued pursuant the Arrangement have not been registered under the 1933 Act and shall be issued by Aurora in reliance upon the Section 3(a)(10) Exemption and shall, in certain circumstances, be subject to certain restrictions on resale under the securities laws of the United States, including, with respect to securities issued to affiliates (as such term is defined under Rule 144) of Aurora or ICC, Rule 144 under the 1933 Act.

Section 2.8	ICC Plan Options

(a)	Subject to the terms and conditions of this Agreement and the Plan of Arrangement, pursuant to the Arrangement:

(i)	the vesting of all outstanding ICC Plan Options shall be accelerated;

(ii)

all ICC Plan Options that are In-the-Money Options shall be exchanged for ICC Shares as set out in the Plan of Arrangement, and the former holders of such ICC Plan Options shall, following such exchange, participate in the Arrangement as ICC Shareholders; and

(iii)	all ICC Plan Options that are Out-of-the-Money Options shall be cancelled without any payment thereof all in accordance with and subject to the provisions of the Plan of Arrangement, and ICC shall take all such actions as may be necessary or desirable to give effect to the foregoing.

(b)

Neither Aurora, ICC or any other corporation will claim a deduction for purposes of the Tax Act in respect of the consideration delivered to holders of ICC Plan Options under the Plan of Arrangement, and Aurora will ensure that a timely election in appropriate form under subsection 110(1.1) of the Tax Act is filed, with copy to former holders of such ICC Plan Options.

Section 2.9	Adjustment of Consideration

Notwithstanding anything to the contrary contained in this Agreement, if, between the date of this Agreement and the Effective Time, the issued and outstanding Aurora Shares shall have been changed into a different number of shares or a different class by reason of any stock split, reverse stock split, stock dividend, reclassification, redenomination or the like, then the Exchange Ratio and any other dependent items shall be appropriately adjusted to provide to ICC and its securityholders the same economic effect as contemplated by this Agreement and the Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the consideration to be paid per ICC Share, the Exchange Ratio or other dependent item, subject to further adjustment in accordance with this sentence.

Section 2.10	ICC Warrants and ICC Compensation Options

(a)

Aurora covenants that, to the extent that the ICC Warrants are outstanding following the Effective Time, it shall comply with, or cause ICC (or any successor thereto) to comply with, as applicable, the terms and provisions of the ICC Warrant Indenture including the assumption by Aurora, or such other party as required by the terms of the ICC Warrant Indenture, of the obligations of ICC as a successor following the Effective Time pursuant to the ICC Warrant Indenture.

(b)

Aurora covenants that, to the extent that the ICC Compensation Options are outstanding following the Effective Time, it shall comply with, or cause ICC (or any successor thereto) to comply with, as applicable, the terms and provisions of the ICC Compensation Options, including the assumption by Aurora, of the obligations of ICC pursuant to the certificates evidencing the ICC Compensation Options.

(c)

ICC covenants to cooperate with Aurora in connection with the assumption by Aurora, or such other party as required by the terms of the ICC Warrant Indenture or certificates evidencing the ICC Compensation Options, as applicable, of the obligations of ICC as a successor following the Effective Time under the ICC Warrant Indenture and ICC Compensation Options, as applicable.

Section 2.11	Tax Matters

Aurora, ICC and the Depositary, as applicable, shall be entitled to deduct and withhold from any amount payable or any Consideration Shares payable or otherwise deliverable to any ICC Securityholders such amounts as Aurora or ICC may be required to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that any amounts are so deducted and withheld, such amounts shall be treated for all purposes hereof as having been paid to the person to whom such amounts would otherwise have been paid, provided that such withheld amounts are remitted to the appropriate Governmental Entity. To satisfy the amount required to be deducted or withheld from any payment to any such ICC Securityholder , Aurora, ICC or the Depositary, as applicable, may sell or otherwise dispose of any portion of the consideration payable to such holder in the form of Consideration Shares as is necessary to provide sufficient funds to enable Aurora, ICC or the Depositary, as applicable, to comply with such deduction and/or withholding requirements.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

Section 3.1	Representations and Warranties of ICC

Except as disclosed in the ICC Disclosure Letter (with the disclosure of any event, item or occurrence set forth in the ICC Disclosure Letter qualifying or modifying the applicable section to which it corresponds and any other section to the extent that its relevance to such other section is reasonably apparent on its face), ICC represents and warrants to and in favour of Aurora as set forth in Schedule C and acknowledges that Aurora is relying upon such representations and warranties in entering into this Agreement.

Section 3.2	Representations and Warranties of Aurora

Except as disclosed in the Aurora Filings prior to the date hereof (excluding any disclosures set forth in any section of a document in the Aurora Filings entitled "Risk Factors" or "Forward-Looking Statements" or any other disclosures included in such filings to the extent that they are forward-looking in nature), Aurora represents and warrants to and in favour of ICC as set forth in Schedule D and acknowledges that ICC is relying upon such representations and warranties in entering into this Agreement.

Section 3.3	ICC Disclosure Letter

The Parties acknowledge and agree that ICC has delivered to Aurora the ICC Disclosure Letter, which has been accepted by Aurora and which sets forth modifications to those representations and warranties made by ICC in Section 3.1 hereof.

Section 3.4	Survival of Representations and Warranties

The representations and warranties contained in this Agreement shall survive the execution and delivery of this Arrangement and shall expire and be terminated and extinguished on the earlier of the Effective Date and the date on which this Agreement is terminated.

ARTICLE 4
COVENANTS

Section 4.1	Covenants of Aurora

Subject to the other terms and conditions of this Agreement, Aurora hereby covenants and agrees with ICC as follows:

(a)

Information for ICC Circular. In a timely and expeditious manner, Aurora shall provide to ICC all information as may be reasonably requested by ICC or as required by the Interim Order or applicable Laws with respect to Aurora and the Aurora Subsidiaries and their respective businesses and properties for inclusion in the ICC Circular or in any amendment or supplement to the ICC Circular required to be disclosed in the ICC Circular (including any pro forma financial statements) and not containing any Misrepresentation with respect thereto. Aurora shall use commercially reasonable efforts to obtain, if necessary, consents of auditors and other advisors to use financial, technical or expert information in the ICC Circular and fully cooperate with ICC in the preparation of the ICC Circular. Aurora hereby indemnifies and saves harmless ICC and its directors,officers, employees, agents and representatives from and against any and all liabilities, claims, demands, losses, costs, damages and reasonable expenses to which ICC or any of its directors, officers, employees, agents or representatives may be subject or may suffer as a result of, or arising from, any Misrepresentation contained in any information included in the ICC Circular that was provided by Aurora or any of its directors, officers, employees, agents or representatives specifically for inclusion therein, including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Securities Authorities or other Governmental Entity based on such a Misrepresentation.

(b)	Notification of Misrepresentation. Aurora shall promptly notify ICC if it becomes aware that the ICC Circular contains a Misrepresentation, or otherwise requires an amendment or supplement.

(c)

Copy of Documents. Except as otherwise provided herein, Aurora shall furnish promptly to ICC a copy of any filings made under any applicable Laws and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the Transaction (except where such material is confidential or competitively or commercially sensitive, in which case it shall be provided (subject to applicable Laws) to the other Party’s outside counsel on an “external counsel” basis).

(d)

Usual Business. Other than in contemplation of, or as required to give effect to the Transaction, Aurora shall, and shall cause the Aurora Subsidiaries to, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, use commercially reasonable efforts to maintain and preserve Aurora’s and its Aurora Subsidiaries’ business organization, and, except for the distribution of securities of Aurora under a prospectus or private placement from time to time, Aurora shall not, directly or indirectly, do or permit to occur any of the following without the prior consent of ICC, such consent not to be unreasonably withheld or delayed:

(i)

amend its articles or by laws or the terms of its shares in a manner that could have a material adverse effect on the market price or value of the Aurora Shares to be issued pursuant to the Arrangement;

	(ii)	split, consolidate or reclassify any of its shares nor undertake any other capital reorganization; or

	(iii)	reduce capital in respect of its shares.

(e)

Certain Actions. Notwithstanding any other provision of Section 4.1(d), Aurora shall not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, that would reasonably be expected to materially impede the completion of the Transaction.

(f)

Material Adverse Effect. Aurora will promptly notify ICC of: (i) any Material Adverse Effect with respect to Aurora; (ii) any notice or other written communication from any Person alleging that the consent of such Person (or another Person) is required in connection with the Transaction, or (iii) any material filings, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving Aurora or any of its Subsidiaries that relate to this Agreement or the Transaction.

(g)

Satisfaction of Conditions. Except as expressly contemplated in this Agreement and subject to the specific obligations contained in Section 4.3, Aurora shall use commercially reasonable efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Transaction, including using commercially reasonable efforts to:

(i)

obtain all consents, approvals and authorizations as are required to be obtained by Aurora or any of the Aurora Subsidiaries under any applicable Laws or from any Governmental Entity that would, if not obtained, materially impede the completion of the Transaction or have a Material Adverse Effect with respect to Aurora;

(ii)	obtain all consents and approvals as are required to be obtained from Aurora’s lenders under the Aurora Credit Agreement in compliance with the terms thereof in order to complete the Arrangement;

(iii)

effect all necessary registrations, filings and submissions of information required by Governmental Entities to be effected by it in connection with the Transaction and participate, and appear in any proceedings of, any Party hereto before any Governmental Entity;

(iv)

oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement or the Transaction or seeking to stop, or otherwise adversely affecting the ability of the Parties hereto to consummate, the transactions contemplated hereby;

(v)

cause the Aurora Shares to be issued pursuant to the Arrangement to be listed on the TSX and the Aurora Shares issuable pursuant to exercise or conversion of any of the ICC Compensation Options or the ICC Warrants to be approved for listing on the TSX upon issuance;

(vi)	at or prior to the Effective Time, allot and reserve for issuance a sufficient number of Aurora Shares to meet the obligations of Aurora under the Plan of Arrangement;

(vii)	fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by Aurora;

(viii)

acting reasonably and in good faith, negotiate and document final versions of all agreements, certificates or instruments contemplated by this Agreement on the terms and conditions set forth in this Agreement; and

(ix)

cooperate with ICC in connection with the performance by it of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Aurora to pay or cause to be paid any monies to cause such performance to occur.

(h)

Cooperation. Subject to the specific obligations contained in Section 4.3, Aurora shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the Transaction and take all reasonable action necessary to be in compliance with such Laws.

Section 4.2	Covenants of ICC

Subject to the other terms and conditions of this Agreement, ICC hereby covenants and agrees with Aurora as follows:

(a)	ICC Meeting. In a timely and expeditious manner, ICC shall:

(i)	set the record date for ICC Shareholders entitled to vote at the ICC Meeting as promptly as practicable and consult with Aurora to set such record date;

(ii)

subject to compliance by Aurora with its obligations under Section 4.1(a) and subject to Section 4.2(e), prepare the ICC Circular in the form and containing the information required by all applicable Laws, including all applicable corporate and securities Laws and requirements, and not containing any Misrepresentation with respect thereto, other than with respect to any information relating to and provided by Aurora, provide Aurora with a reasonable opportunity to comment thereon, reasonably consider all comments provided thereon by Aurora, and subsequently file the ICC Circular, together with any other documents required by applicable Laws, in all jurisdictions where the ICC Circular is required to be filed and mail the ICC Circular so as to permit the ICC Meeting to be held by the date specified in Section 4.2(a)(v) to all ICC Shareholders to whom the ICC Circular is required to be mailed;

(iii)

include in the ICC Circular information in sufficient detail to permit the ICC Shareholders to form a reasoned judgment concerning the matters to be placed before them at the ICC Meeting, including without limiting the generality of the foregoing: (A) a copy of the ICC Fairness Opinions; and (B) the ICC Board Recommendation;

(iv)

take all commercially reasonable lawful action to solicit proxies in favour of the ICC Arrangement Resolution, including, at ICC’s discretion or if so requested by Aurora, retaining a proxy solicitation agent to solicit in favour of the ICC Arrangement Resolution (and provide Aurora with copies of or access to information regarding the ICC Meeting generated by any such proxy solicitation agent, as reasonably requested from time to time by Aurora);

(v)

subject to compliance by Aurora with its obligations under Section 4.1(a), convene and conduct the ICC Meeting in accordance with ICC’s constating documents, applicable Laws and the Interim Order as soon as reasonably practicable and in any event no later than by November 30, 2018;

(vi)	coordinate with Aurora to set the date of the ICC Meeting;

(vii)	provide notice to Aurora of the ICC Meeting and allow representatives of Aurora to attend the ICC Meeting;

(viii)

at the reasonable request of Aurora from time to time, provide Aurora with a list (in both written and electronic form) of the registered ICC Shareholders, together with their addresses and respective holdings of ICC Shares, with a list of the names and addresses and holdings of all Persons having rights issued by ICC to acquire ICC Shares (including holders of ICC Plan Options, ICC Warrants and ICC Compensation Options) and a list of non-objecting beneficial owners of ICC Shares, together with their addresses and respective holdings of ICC Shares, as well as updates thereto as Aurora may reasonably request from time to time;

(ix)

provide Aurora with information on the proxies received and the ICC Shareholders votes on the ICC Arrangement Resolution on a daily basis commencing at least ten Business Days before the date of the ICC Meeting to the extent that such information is available to ICC;

(x)

promptly advise Aurora of any material communication (written or oral) from or claims brought by (or threatened to be brought by) any Person in opposition to the Arrangement or the ICC Arrangement Resolution; and

(xi)

except as required by applicable Law, or with the prior written consent of the Aurora, which shall not be unreasonably withheld or delayed, not consider any other matter of business at the ICC Meeting; provided that, if ICC is required by applicable Law, or permitted by Aurora in writing, to transact any other item of business at the ICC Meeting, ICC shall cause the ICC Arrangement Resolution to be considered and voted upon before any other item of business to be transacted at the ICC Meeting.

(b)

Amendments to ICC Circular. In a timely and expeditious manner, subject to compliance by Aurora with its obligations under Section 4.1(a) and subject to providing Aurora with a reasonable opportunity to comment thereon, ICC shall prepare and file any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the ICC Circular (which amendments or supplements shall be in a form satisfactory to the Parties, acting reasonably), complying in all material respects with all applicable Laws on the date of the filing thereof.

(c)

Uruguayan Filings. In a timely and expeditious manner, ICC shall file, or cause to be filed, all notifications, applications or filings required under applicable Laws or take any other actions as may be necessary, proper or advisable to (i) register and record the change of name and the change of representative of the Uruguayan branch of ICC International Company with the Public Registry of Commerce of Uruguay and (ii) obtain reasonably satisfactory evidence of the good standing of Tersum S.A. with DGI prior to the Effective Date.

(d)	Notification of Misrepresentation. ICC shall promptly notify Aurora if it becomes aware that the ICC Circular contains a Misrepresentation, or otherwise requires an amendment or supplement.

(e)

Adjournment. Subject to Section 6.2(f) and Section 5.4, ICC shall not adjourn, postpone or cancel the ICC Meeting (or propose to do so), except: (i) as required if there is an insufficient number of ICC Shares present or represented by proxy at the ICC Meeting to constitute a quorum (in which case, the ICC Meeting shall be adjourned and not cancelled); (ii) if otherwise agreed with Aurora; or (iii) if required by the Court. For greater certainty, no ICC Change in Recommendation shall relieve ICC from its obligation to proceed to call and hold the ICC Meeting and to hold the vote on the ICC Arrangement Resolution (provided that, except as required under applicable Laws, ICC shall be relieved from its obligations to actively solicit proxies in favour of the Arrangement in such circumstances), except in circumstances where this Agreement is terminated in accordance with the terms hereof.

(f)

Opportunity to Review ICC Circular. Aurora and its legal counsel shall be given a reasonable opportunity to review and comment on the ICC Circular and related documents, prior to the ICC Circular being printed and mailed to ICC Shareholders and filed with the Securities Authorities, and reasonable consideration shall be given to any comments made by Aurora and its counsel, provided that all information relating to Aurora and the Aurora Subsidiaries included in the ICC Circular shall be in form and content satisfactory to Aurora, acting reasonably.

(g)

Dissent Rights. ICC shall promptly provide Aurora with a copy of any purported exercise of the Dissent Rights in respect of the ICC Arrangement Resolution, and written communications with any ICC Shareholder purportedly exercising such Dissent Rights, and shall not settle or compromise any Dissent Rights or any action brought by any present, former or purported holder of any of its securities in connection with the Transaction, including the Arrangement, without the prior written consent of Aurora, which consent shall not be unreasonably withheld, conditioned or delayed.

(h)

Copy of Documents. Except as otherwise provided herein, ICC shall furnish promptly to Aurora a copy of any filing made under any applicable Laws and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the Transaction (except where such material is confidential or competitively or commercially sensitive, in which case it shall be provided (subject to applicable Laws) to the other Party’s outside counsel on an “external counsel” basis). ICC shall, and shall cause the ICC Subsidiaries to, give Aurora and its representatives during normal business hours reasonable access to their premises, assets, books, records, contracts and personnel and furnish Aurora with all such other information as Aurora may reasonably request. No environmental assessment or other intrusive analysis shall be conducted by Aurora without the prior written consent of ICC.

(i)

Usual Business. Other than in contemplation of, or as required to give effect to the Transaction, ICC shall, and shall cause the ICC Subsidiaries to, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, use commercially reasonable efforts to maintain and preserve ICC’s and ICC Subsidiaries’ business organization, properties, employees, goodwill and business relationships with customers, suppliers, partners and other Persons with which ICC or any of ICC Subsidiaries have material business relations, and shall not, and shall cause its Subsidiaries not to, except: (A) with the prior written consent of Aurora, such consent not to be unreasonably withheld, delayed or conditioned; (B) as required or permitted by this Agreement; (C) as required by Law; or (D) as contemplated by the ICC Disclosure Letter, directly or indirectly:

(i)	split, combine, reclassify or amend the terms of the ICC Shares;

(ii)	amend or propose to amend the articles, notice of articles, by-laws or other constating documents or their equivalent of ICC or any of the ICC Subsidiaries;

(iii)	reduce its stated capital or declare, set aside or pay any dividend (whether in cash, securities or property or any combination thereof) in respect of any ICC Shares;

(iv)

redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire any ICC Shares, other than redemptions or repurchases of ICC Shares in connection with the administration of equity or employee incentive plans;

(v)

issue, sell, grant, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to do so, or permit any of the ICC Subsidiaries to issue, sell, grant, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to do so, any shares or other securities of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, ICC or any of the ICC Subsidiaries, other than the issue of ICC Shares in accordance with the ICC Plan Options, ICC Warrants and ICC Compensation Options issued and outstanding in accordance with their terms;

(vi)

other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other Persons) or sales of goods in the ordinary course of business, sell, lease, encumber or otherwise dispose of, or permit any of the ICC Subsidiaries to sell, lease, encumber or otherwise dispose of, any property or assets having a cost, on a per transaction or series of related transactions basis, in excess of $125,000 and subject to a maximum of $250,000 for all such transactions;

(vii)

adopt, or permit any of the ICC Subsidiaries to adopt, any resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of itself, or adopt any plan of liquidation;

(viii)

acquire (by merger, consolidation, acquisition of stock or assets or otherwise), or extend or exercise any option to acquire, directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses having a cost, on a per transaction or series of related transactions basis, in excess of $125,000 and subject to a maximum of $250,000 for all such transactions;

(ix)

incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other Person, or make any loans or advances, in each case in excess of $250,000 on a per transaction or a series of transaction related basis, except intercompany guarantees and inter-company loans and advances;

(x)

enter into, or cause any ICC Subsidiaries to enter into, new material commitments of a capital expenditure nature or incur any new material contingent liabilities that has not been approved by the ICC Board as of the date of this Agreement;

(xi)

commence, waive, release, assign, settle or compromise any litigation, proceedings or governmental investigations in excess of an amount of $250,000 in the aggregate or which would reasonably be expected to impede, prevent or delay the consummation of the Transaction;

(xii)	cancel, waive, release, assign, settle or compromise any material claims or rights;

(xiii)	abandon or fail to diligently pursue any application for any material licenses, permits, authorizations or registrations;

(xiv)

enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary course of business and not for speculative purposes;

(xv)	enter into or amend any financial or other material agreements with its principal shareholders or their respective affiliates;

(xvi)

except in accordance with the terms of the Employee Plans or Contracts of ICC in effect on the date of this Agreement, (i) create, enter into or increase any severance, change of control or termination pay to (or amend any existing arrangement in respect thereof with) any employee, director or officer of ICC or any of its Subsidiaries; (ii) change the benefits payable under any employment agreements with any employee, director or executive officer of ICC or any of its Subsidiaries; (iii) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any director or officer of ICC or any of its Subsidiaries; or (iv) change compensation, bonus levels or other benefits payable to any employee, director or officer of ICC or any of its Subsidiaries;

(xvii)

adopt or amend or make any material contribution to the ICC Stock Option Plan or any other bonus, profit sharing, retention, option, deferred compensation, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with applicable Laws or the terms of such plans, programs, arrangements or agreements where the failure to so comply would result in a material breach of such plans, programs, arrangements or agreements;

(xviii)

except as required by IFRS or any other generally accepted accounting principle to which any of the ICC Subsidiaries may be subject, or any applicable Laws, make any changes to the existing accounting policies of ICC or any of the ICC Subsidiaries; or

(xix)	announce an intention, enter into any agreement or otherwise make a commitment to do any of the things prohibited by any of the foregoing subsections.

(j)

Insurance. ICC shall use commercially reasonable efforts, and shall cause the ICC Subsidiaries to use commercially reasonable efforts, to cause their respective current insurance (and reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(k)

Certain Actions. Notwithstanding any other provision of Section 4.2(i), ICC shall not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, that would reasonably be expected to materially impede the completion of the Arrangement.

(l)

Material Adverse Effect. ICC shall promptly notify Aurora of: (i) any Material Adverse Effect with respect to ICC; (ii) any notice or other written communication from any Person alleging that the consent of such Person (or another Person) is required in connection with the Transaction, or (iii) any material filings, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving ICC or any of its Subsidiaries that relate to this Agreement or the Arrangement.

(m)

No Compromise. ICC shall not, and shall cause the ICC Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any securities of ICC in connection with the Transaction prior to the Effective Time without the prior written consent of ICC, which consent shall not be unreasonably withheld, conditioned or delayed.

(n)

Satisfaction of Conditions. Except as expressly contemplated in this Agreement and subject to the specific obligations contained in Section 4.3, ICC shall use commercially reasonable efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Transaction, including using commercially reasonable efforts to:

(i)

obtain the approval of the ICC Shareholders with respect to the ICC Arrangement Resolution in accordance with the provisions of the BCBCA, the Interim Order and the requirements of any applicable regulatory authority;

(ii)

obtain all consents, approvals and authorizations as are required to be obtained by ICC or any of the ICC Subsidiaries under any applicable Laws or from any Governmental Entity that would, if not obtained, materially impede the completion of the Transaction or have a Material Adverse Effect with respect to ICC;

(iii)

effect all necessary registrations, filings and submissions of information required by Governmental Entities to be effected by it in connection with the Transaction and participate, and appear in any proceedings of, any Party hereto before any Governmental Entity;

(iv)

oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement or the Transaction or seeking to stop, or otherwise adversely affecting the ability of the Parties hereto to consummate, the transactions contemplated hereby;

(v)	cause the issuance of the Consideration Shares pursuant to the Arrangement to be exempt from the registration requirements of the 1933 Act under the Section 3(a)(10) Exemption;

(vi)

obtain all third party consents, waivers and approvals and give any notices required under any of the Material Contracts to which ICC or any of the ICC Subsidiaries is a party or its or their respective assets are bound;

(vii)

assist Aurora as reasonably required to enable Aurora to cause the Aurora Shares to be issued pursuant to the Arrangement and the Aurora Shares issuable pursuant to exercise or conversion of any of the ICC Compensation Options or the ICC Warrants to be listed on the TSX;

(viii)	fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by ICC;

(ix)

acting reasonably and in good faith, negotiate and document final versions of all agreements, certificates or instruments contemplated by this Agreement on the terms and conditions set forth in this Agreement; and

(x)

cooperate with Aurora in connection with the performance by Aurora of its obligations hereunder, provided however that the foregoing shall not be construed to obligate ICC to pay or cause to be paid any monies to cause such performance to occur.

(o)

Keep Reasonably Informed. Subject to applicable Laws, ICC shall use commercially reasonable efforts to conduct itself so as to keep Aurora reasonably informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(p)

Cooperation. Subject to the specific obligations contained in Section 4.3, ICC shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the Transaction and take all reasonable action necessary to be in compliance with such Laws.

(q)	Taxes. ICC shall, and shall cause ICC Subsidiaries to:

(i)	duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns shall be true, complete and correct in all material respects;

(ii)

in a timely manner deduct, withhold, collect and remit to the appropriate Governmental Entity and pay all Taxes which are required by applicable Laws to be deducted, withheld, collected, remitted or paid by it to the extent due and payable;

(iii)

not make, amend or rescind any material express or deemed election relating to Taxes, except: (a) as contemplated in this Agreement, or (b) with the consent of Aurora, such consent not to be unreasonably withheld, conditioned or delayed;

(iv)

not make a request for a Tax ruling or enter into any agreement with any Governmental Entity or consent to any extension or waiver of any limitation period with respect to Taxes, except with the consent of Aurora, such consent not to be unreasonably withheld, conditioned or delayed;

(v)

not amend any Tax Return, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, except with the consent of Aurora, such consent not to be unreasonably withheld, conditioned or delayed; and

(vi)

not change any of its methods of accounting for income Tax purposes from those employed in the preparation of its income Tax Returns for the taxation year ended December 31, 2017, except as may be required by applicable Laws or IFRS.

(r)

Employment Agreements. In a timely and expeditious manner, ICC shall use commercially reasonable efforts to assist Aurora in finalizing employment agreements with the Key Employees, in form and substance reasonably satisfactory to Aurora, prior to the Effective Date.

(s)

Uruguayan Title Opinion: Prior to the Effective Date, ICC shall deliver to Aurora a title opinion of ICC’s Uruguayan legal counsel addressed to Aurora, in form and substance reasonably satisfactory to Aurora, covering each of the ICC Owned Properties in Uruguay.

Section 4.3	Regulatory Approvals

(a)

As soon as practicable, Aurora shall apply to list the Aurora Shares issuable or to be made issuable pursuant to the Arrangement (including all Aurora Shares issuable upon the exercise or conversion of the ICC Compensation Options or the ICC Warrants) on the TSX, and shall use its commercially reasonable efforts to obtain approval, subject to customary conditions, for the listing of such Aurora Shares on the TSX.

(b)	Aurora and ICC each shall promptly:

(i)

supply the other with any information which may be required in order to effectuate the filings, notifications or submissions (except where such material is confidential or competitively or commercially sensitive, in which case it shall be provided (subject to applicable Laws) to the other Party’s outside counsel on an “external counsel” basis) required by Section 4.3(a);

(ii)	supply any additional information which reasonably may be required by any other Governmental Entity of any applicable jurisdiction;

(iii)

subject to applicable Law, permit the other to review in advance and provide comments on any drafts of any proposed filing, application, submission or other written communication to any Governmental Entity and provide the other with a copy of any such filing, application, submission or written communication, or written summary of any oral communication to any Governmental Entity (except where such material is confidential or competitively or commercially sensitive, in which case it shall be provided (subject to applicable Laws) to the other Party’s outside counsel on an “external counsel” basis); and

(iv)

promptly notify the other Party of any written or oral communication received from any Governmental Entity and subject to applicable Law, provide the other Party with a copy of any written communication or a written summary of any oral communication.

(c)

Neither Party shall attend any meetings, whether in Person or by telephone, with any Governmental Entity in connection with the Transaction, unless it provides the other Party with a reasonable opportunity to attend such meetings (provided that (subject to applicable laws) where confidential or competitively or commercially sensitive information is discussed, only the other Party’s outside counsel shall be permitted to attend the relevant portion of the meeting on an “external counsel” basis).

Section 4.4	Uruguayan Regulatory Approval

(a)	Aurora and ICC shall cooperate to obtain Uruguayan Regulatory Approval as soon as possible.

(b)

Aurora shall file an application for Uruguayan Regulatory Approval as soon as practicable after the date of this Agreement. ICC shall provide Aurora with all information and other assistance required to prepare and file this application.

(c)

Aurora and ICC shall use commercially reasonable efforts to obtain Uruguayan Regulatory Approval as soon as practicable. If IRCCA asserts objections to the transactions contemplated herein, Aurora and ICC shall work diligently in good faith to resolve such objections so as to permit the consummation of the transactions contemplated herein as soon as practicable.

(d)	Aurora shall pay all government fees in connection with the filings, applications and submissions referred to in this Section 4.4.

(e)

In connection with the foregoing, each Party: (i) shall provide such additional information and make or cause to be made such additional filings or submissions reasonably required by IRCCA to obtain Uruguayan Regulatory Approval; (ii) subject to applicable Law, shall permit the other Party to review in advance and provide comments on any drafts of any proposed filing, application, submission or other written communication to IRCCA and provide the other Party with a copy of any such filing, application, submission or written communication, or written summary of any oral communication to IRCCA; and (iii) shall promptly notify the other Party of any written or oral communication received from IRCCA and, subject to applicable Law, provide the other Party with a copy of any written communication or written summary of oral communication.

(f)

The Parties understand and agree that Aurora and its legal counsel shall have the right to generally direct and control the overall strategy, methods and terms in connection with responding to any review of, or any litigation by, or negotiations with, IRCCA relating to the transactions contemplated hereby but shall consult with ICC in advance. Aurora shall lead in all meetings, discussions and communications with IRCCA relating to obtaining Uruguayan Regulatory Approval (unless the communications are in response to a request by IRCCA directed to ICC, in which case ICC or their legal counsel may respond to such request after consulting, to the extent permitted by applicable Law, with Aurora or their legal counsel first). Unless otherwise required by applicable Law, neither Party shall participate in any substantive meeting or discussion with IRCCA concerning the transactions contemplated hereby unless it consults with the other Party in advance and, to the extent permitted by IRCCA, allows a representative of the other Party the opportunity to participate. No Party shall enter into any discussions with IRCCA regarding a proposed remedy that would change the terms of the transactions contemplated hereby without the express prior written consent and participation in those discussions of the other Party.

Section 4.5	Indemnification and Insurance

(a)

Prior to the Effective Date, ICC shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by ICC which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Aurora shall, or shall cause ICC to maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that Aurora shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 250% of ICC’s current annual aggregate premium for policies currently maintained by ICC. It is understood and agreed that in the event such coverage cannot be obtained for such amount or less, then ICC shall obtain the maximum amount of coverage as may be obtained for such amount.

(b)

Aurora and ICC agree that all rights to indemnification or exculpation now existing in favour of current and former directors or officers of Aurora and the Aurora Subsidiaries and of ICC and the ICC Subsidiaries as provided in the articles, notice of articles and by- laws thereof, or in any agreement, shall survive the completion of the Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

(c)

Aurora shall, from and after the Effective Time, honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of ICC and its Subsidiaries to the extent that they are contained in ICC’s or the applicable ICC Subsidiary’s current articles and/or by-laws, which provisions shall not, except to the extent required by applicable Laws, be amended, repealed or otherwise modified for a period of six years from the Effective Date in any manner that would adversely affect any rights of indemnification of individuals who, immediately prior to the Effective Date, were employees, directors or officers of ICC or any of the ICC Subsidiaries.

(d)

If ICC or any of its Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not a continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, Aurora shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of ICC of the ICC Subsidiaries) assumes all of the obligations set forth in this Section 4.5.

(e)

Aurora and ICC shall act as agent and trustee of the benefits of the foregoing for such directors and officers for the purpose of this Section 4.5 shall survive the execution and delivery of this Agreement and the completion of the Arrangement and shall be enforceable against Aurora and ICC by the Persons described in Section 4.5(a) and Section 4.5(b) hereof.

Section 4.6	Employment Matters

From and after the Effective Time, Aurora shall honour and comply with, or cause ICC or any successor to ICC to honour and comply with, all of the obligations to the employees of ICC and its Subsidiaries under the employment and other Contracts and benefit plans with current and former employees of ICC, including, without limitation, by paying to the individuals party to such agreements, in each case, any applicable amount owing; provided that no provision in this Section 4.6 shall give any employee any right to continued employment or impair in any way the right of ICC to terminate the employment of any employee in accordance with any Contract as may be applicable.

Section 4.7	Confidentiality Agreement

Each of the Parties acknowledges that the Confidentiality Agreement continues to apply and that any information provided under this Agreement by one Party to the other Party that is non-public and/or proprietary in nature shall be subject to the terms of the Confidentiality Agreement; provided that to the extent any provision of the Confidentiality Agreement conflicts with the terms of this Agreement, the terms of this Agreement shall prevail. If this Agreement is terminated in accordance with its terms, the obligations under the Confidentiality Agreement shall survive the termination of this Agreement.

ARTICLE 5
CONDITIONS

Section 5.1	Mutual Conditions

The respective obligations of ICC and Aurora to complete the Arrangement are subject to the fulfillment of the following conditions at or before the Completion Deadline or such other time as is specified below:

(a)

the Interim Order shall have been granted on terms consistent with this Agreement and in form and substance satisfactory to ICC and Aurora, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to ICC or Aurora, each acting reasonably, on appeal or otherwise;

(b)	the ICC Arrangement Resolution shall have been passed by the ICC Shareholders in accordance with the Interim Order;

(c)

the Final Order shall have been granted in form and substance satisfactory to ICC and Aurora, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to ICC or Aurora, each acting reasonably, on appeal or otherwise.

(d)

there shall not be in force any Laws, ruling, order or decree, and there shall not have been any action taken under any Laws or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms hereof;

(e)

the consent and approval of Aurora’s lenders under the Aurora Credit Agreement to the completion of the Arrangement (to the extent required thereunder in compliance with the terms thereof in order to complete the Arrangement) shall have been obtained on terms and conditions satisfactory to Aurora and ICC, each acting reasonably;

(f)	the issuance of Aurora Shares issuable pursuant to the Arrangement shall be exempt from registration requirements under the Section 3(a)(10) Exemption; and

(g)

the TSX shall have conditionally approved the listing thereon of the Aurora Shares to be issued pursuant to the Arrangement (including any Aurora Shares issuable upon the exercise or conversion of ICC Compensation Options or ICC Warrants), subject in each case only to compliance with the usual requirements of the TSX, including customary post-closing deliveries.

The foregoing conditions are for the mutual benefit of Aurora and ICC and may be waived by mutual consent of Aurora and ICC in writing at any time.

Section 5.2	Aurora Conditions

The obligation of Aurora to complete the Arrangement is subject to the fulfillment of the following additional conditions at or before the Completion Deadline or such other time as is specified below:

(a)

(i) the representations and warranties made by ICC in Schedule C of this Agreement that are qualified by Material Adverse Effect shall be true and correct in all respects as of the Effective Date as if made on and as of the Effective Date (except for those representations and warranties made as of a specific date, which shall be true and correct in all respects on and as of such date), and (ii) all other representations and warranties made by ICC in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of the Effective Date (except for those representations and warranties made as of a specific date, which shall be true and correct in all material respects on and as of such date), except where any failure or failures of any such other representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, have a Material Adverse Effect with respect to ICC (and, for this purpose, any reference to “material”, “Material Adverse Effect” or any other concept of materiality in such representations and warranties shall be ignored); and (iii) ICC shall have provided to Aurora a certificate of two officers thereof, certifying the foregoing;

(b)	from the date of this Agreement, there shall not have occurred a Material Adverse Effect with respect to ICC;

(c)

ICC shall have complied in all material respects with each of the covenants of ICC contained herein to be complied with by it on or prior to the Effective Date, and ICC shall have provided to Aurora a certificate of two officers of ICC certifying the foregoing;

(d)	Dissent Rights have not been validly exercised with respect to greater than 5.0% of the issued and outstanding ICC Shares;

(e)	the ICC Lock-Up Agreements shall not have been terminated in accordance with their terms;

(f)

each of the directors and officers of ICCshall have resigned as of the Effective Time and have executed and delivered, in favour of ICC and Aurora, a mutual release in form and substance satisfactory to the Parties, acting reasonably, which shall include the “tail” insurance contemplated in Section 4.5;

(g)	the ICC Board shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by ICC, to permit the consummation of the Arrangement;

(h)

there shall not be threatened in writing or pending any suit, action or proceeding by any Governmental Entity challenging this Agreement or the transactions contemplated hereby, that would reasonably be expected to result in a judgment, order or decree materially delaying, restraining or prohibiting the Arrangement (or Aurora’s direct or indirect ownership of ICC on or following the Effective Date) or compelling Aurora to dispose of or hold separate any material portion of the business or assets of ICC (or any equity interest in ICC); and

(i)	the Uruguayan Regulatory Approval has been obtained and is in force and has not been modified.

The foregoing conditions are for the benefit of Aurora and may be waived, in whole or in part, by Aurora in writing at any time.

Section 5.3	ICC Conditions

The obligation of ICC to complete the Arrangement is subject to the fulfillment of the following additional conditions at or before the Completion Deadline or such other time as is specified below:

(a)

(i) the representations and warranties made by Aurora in Sections (a), (b), (e) and (f) of Schedule D shall be true and correct in all material respects as of the Effective Date as if made on and as of the Effective Date (except for those representations and warranties made as of a specific date, which shall be true and correct in all material respects on and as of such date), and (ii) all other representations and warranties made by Aurora in this Agreement shall be true and correct in all respects as of the Effective Date as if made on and as of the Effective Date (except for those representations and warranties made as of a specific date, which shall be true and correct in all respects on and as of such date), except where any failure or failures of any such other representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, have a Material Adverse Effect with respect to Aurora (and, for this purpose, any reference to “material”, “Material Adverse Effect” or any other concept of materiality in such representations and warranties shall be ignored); and (iii) Aurora shall have provided to ICC a certificate of two officers thereof, certifying the foregoing;

(b)	from the date of this Agreement, there shall not have occurred a Material Adverse Effect with respect to Aurora; and

(c)

Aurora shall have complied in all material respects with each of the covenants of Aurora contained herein to be complied with by it on or prior to the Effective Date, and Aurora shall have provided to ICC a certificate of two officers thereof, certifying the foregoing.

The foregoing conditions are for the benefit of ICC and may be waived, in whole or in part, by ICC in writing at any time.

Section 5.4	Notice and Cure Provisions

Each Party hereto shall give prompt notice to the other Party of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, would be likely to or could:

(a)	cause any of the representations or warranties of such Party hereto contained herein to be untrue or inaccurate in any respect on the date hereof or on the Effective Date;

(b)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such Party hereto prior to the Effective Date; or

(c)	result in the failure to satisfy any of the conditions precedent in favour of the other Parties hereto contained in Section 5.1, Section 5.2 or Section 5.3 hereof, as the case may be.

Aurora may not exercise its right to terminate this Agreement pursuant to Section 7.2(h) and ICC may not exercise its right to terminate this Agreement pursuant to Section 7.2(i) unless the Party intending to rely thereon has delivered a written notice to the other Party hereto specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters that the Party hereto delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and if any such notice is delivered, and a Party hereto is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the Party hereto that has delivered such notice may not terminate this Agreement until the earlier of the Completion Deadline and the expiration of a period of ten (10) days from date of delivery of such notice. If such notice has been delivered prior to the date of the ICC Meeting, the ICC Meeting shall be adjourned or postponed until the earlier of (A) the expiry of such period and (B) five Business Days prior to the Completion Deadline.

Section 5.5	Merger of Conditions

The conditions set out in Section 5.1, Section 5.2 or Section 5.3 hereof shall be conclusively deemed to have been satisfied, fulfilled or waived at the Effective Time.

ARTICLE 6
NON-SOLICITATION AND TERMINATION PAYMENT

Section 6.1	ICC Covenant Regarding Non-Solicitation

(a)

Except as expressly provided in Section 6.1(e), Section 6.1(g) and Section 6.2 below, ICC shall not, directly or indirectly, through any officer, director, employee, representative, advisor or agent of ICC or any of the ICC Subsidiaries (collectively, for the purpose of Sections 6.1 and 6.2, the “Representatives”, which, for further clarity, does not include the ICC Shareholders), or otherwise and shall not permit or authorize any such Person to do so on its behalf:

(i)

solicit, initiate, knowingly facilitate, encourage or promote (including by way of furnishing information, knowingly permitting any visit to facilities or properties of ICC or any of the ICC Subsidiaries or entering into any form of agreement,arrangement or understanding (other than a confidentiality agreement permitted by and in accordance with Section 6.1(e)(ii)) any inquiries, proposals, expressions of interest or offers regarding, constituting or that may reasonably be expected to constitute or lead to an ICC Acquisition Proposal;

(ii)

participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any Person any information in connection with or otherwise cooperate with, assist or participate in, any effort or attempt to make any ICC Acquisition Proposal or inquiries, proposals, expressions of interest or offers that may reasonably be expected to constitute or lead to an ICC Acquisition Proposal;

(iii)	make, or propose publicly to make an ICC Change in Recommendation; or

(iv)

accept, enter into, or propose publicly to accept or enter into, any letter of intent, agreement, understanding or arrangement related to any ICC Acquisition Proposal or that may reasonably be expected to constitute or lead to an ICC Acquisition Proposal (other than a confidentiality agreement permitted by and in accordance with Section 6.1(e)(ii)).

(b)

ICC shall, and shall cause the ICC Subsidiaries and the Representatives to, immediately terminate and cease any discussions or negotiations with any parties (other than Aurora and its Representatives) with respect to any proposal that constitutes, or may reasonably be expected to constitute, or lead to an ICC Acquisition Proposal and, in connection therewith, ICC shall and shall cause the ICC Subsidiaries and the Representatives to:

(i)

discontinue or not allow access to any of ICC’s or the ICC Subsidiaries’ confidential information to any third party in connection with any inquiries, proposals, expressions of interest or offers constituting or that may reasonably be expected to constitute or lead to an ICC Acquisition Proposal; and

(ii)

within two Business Days of the date hereof, to the extent it is permitted to do so under applicable Laws, promptly request the return or destruction of all information provided to any third party that has entered into a confidentiality agreement with ICC or any ICC Subsidiary relating to an ICC Acquisition Proposal, or that may reasonably be expected to constitute or lead to an ICC Acquisition Proposal, to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured.

(c)

ICC represents and warrants that ICC has not, in the year prior to the date hereof, waived any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which ICC or any ICC Subsidiary is a party. ICC covenants and agrees that ICC shall take all necessary action to enforce each such confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant. ICC further covenants and agrees not to and shall cause the ICC Subsidiaries and the Representatives not to release any Person from, or waive, amend, suspend or otherwise modify any Person’s obligations under any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which ICC or any ICC Subsidiary is a party without the prior written consent of Aurora (which may be withheld or delayed in Aurora’s sole and absolute discretion); provided, however, that the Parties acknowledge and agree that the automatic termination or release of any such agreement, restriction or covenant in accordance with its terms shall not be a violation of this Section 6.1(c) .

(d)

If ICC or any of the ICC Subsidiaries or any of its Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an ICC Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to ICC or any of the ICC Subsidiaries in connection with an ICC Acquisition Proposal, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of ICC or any of the ICC Subsidiaries, ICC shall:

(i)

promptly notify Aurora, at first orally, and then as soon as practicable and in any event within 24 hours in writing, of such ICC Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, and the identity of all Persons making the ICC Acquisition Proposal, inquiry, proposal, offer or request;

(ii)	provide Aurora with copies of all written documents, material or substantive correspondence or other material received in respect of, from or on behalf of any such Persons;

(iii)

keep Aurora fully informed on a current basis of the status of developments and, to the extent permitted by Section 6.1(e), negotiations with respect to such ICC Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such ICC Acquisition Proposal, inquiry, proposal, offer or request; and

(iv)

provide to Aurora copies of all material or substantive correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence communicated to ICC by or on behalf of any Person making any such ICC Acquisition Proposal, inquiry, proposal, offer or request.

(e)

Notwithstanding Section 6.1(a), if at any time prior to obtaining the approval by the ICC Shareholders of the ICC Arrangement Resolution, ICC receives an unsolicited bona fide ICC Acquisition Proposal, ICC may:

(i)	contact the Person making such ICC Acquisition Proposal and its representatives solely for the purpose of clarifying the terms and conditions of such ICC Acquisition Proposal; and

(ii)

engage in or participate in discussions or negotiations with such Person regarding such ICC Acquisition Proposal, and subject to entering into a confidentiality and standstill agreement with such Person (unless such Person is already a party to a confidentiality and standstill agreement with ICC) that contains terms that are no less favourable to ICC than those found in the Confidentiality Agreement, and any such copies, access or disclosure provided to such Person already having been (or simultaneously being) provided to Aurora, may provide copies of, access to or disclosure of information, properties, facilities, books or records of ICC or the ICC Subsidiaries for a maximum of ten Business Days after the day on which access or disclosure is first afforded to the Person making the ICC Acquisition Proposal, if and only if, in the case of this Section 6.1(e)(ii):

(A)

the ICC Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such ICC Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to an ICC Superior Proposal, and, after consultation with its outside legal counsel, that the failure to engage in such discussions or negotiations or to provide such access or disclosure would be inconsistent with its fiduciary duties;

(B)

such Person was not restricted from making such ICC Acquisition Proposal pursuant to an existing confidentiality, standstill, non- disclosure, use, business purpose or similar agreement, restriction or covenant with ICC or any of the ICC Subsidiaries;

(C)	ICC has been, and continues to be, in compliance with its obligations under Section 6.1 and Section 6.2; and

(D)	ICC promptly provides Aurora with:

(I)

written notice stating ICC’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure and that ICC Board has determined that failure to take such action would be inconsistent with its fiduciary duties; and

(II)

prior to providing any such copies, access or disclosure to such Person, ICC provides Aurora with a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 6.1(e)(ii).

(f)

ICC shall ensure that the ICC Subsidiaries and the Representatives are aware of the provisions of this Section 6.1, and ICC shall be responsible for any breach of this Section 6.1 by the ICC Subsidiaries or the Representatives.

(g)	Notwithstanding any of the provisions of this Agreement:

(i)

the ICC Board has the right to respond, within the time and in the manner required by applicable Securities Laws, to any take-over bid made for the ICC Shares, that it determines is not an ICC Superior Proposal, provided that Aurora and its outside legal counsel have been provided with a reasonable opportunity to review and comment on any such response and the ICC Board shall give reasonable consideration to such comments;

(ii)	prior to the ICC Meeting, ICC and the ICC Board shall not be prohibited from making any disclosure to ICC Shareholders, if:

(A)	a Material Adverse Effect with respect to Aurora has occurred; and

(B)	the ICC Board has reasonably determined in good faith after consultation with its outside legal counsel that the failure to do so would be inconsistent with its fiduciary duties; and

(iii)	prior to the ICC Meeting, ICC and the ICC Board shall not be prohibited from making an ICC Change in Recommendation if:

(A)	a Material Adverse Effect with respect to Aurora has occurred; and

(B)	the ICC Board has reasonably determined in good faith after consultation with its outside legal counsel that the failure to do so would be inconsistent with its fiduciary duties.

Section 6.2	Notice of ICC Superior Proposal Determination

(a)

If ICC receives an ICC Acquisition Proposal and the ICC Board makes a determination that such ICC Acquisition Proposal constitutes an ICC Superior Proposal prior to the approval by the ICC Shareholders of the ICC Arrangement Resolution, ICC may make an ICC Change in Recommendation and enter into a definitive agreement with respect to such ICC Acquisition Proposal (other than a confidentiality and standstill agreement contemplated by Section 6.1(e)(ii)), if and only if:

(i)

the Person making the ICC Superior Proposal was not restricted from making such ICC Superior Proposal pursuant to any existing confidentiality, non- disclosure, standstill, business purpose or other similar agreement, restriction or covenant with ICC or any of the ICC Subsidiaries;

(ii)	ICC has complied with its obligations under Section 6.1;

(iii)

ICC has provided Aurora with written notice (a “ICC Superior Proposal Notice”) promptly following the ICC Board’s determination that the ICC Acquisition Proposal constitutes an ICC Superior Proposal that:

(A)	the ICC Acquisition Proposal constitutes an ICC Superior Proposal; and

(B)	ICC intends to enter into an agreement with respect to such ICC Superior Proposal;

The ICC Superior Proposal Notice shall set forth the determinations of the ICC Board regarding the value and financial terms that the ICC Board, in consultation with its financial advisors and outside legal counsel, has determined should be ascribed to any non-cash consideration offered under such ICC Superior Proposal;

(iv)

ICC has delivered to Aurora a copy of the proposed definitive agreement for the ICC Superior Proposal and all supporting materials, including any financing documents supplied to ICC in connection therewith;

(v)

a period of five Business Days (the “Aurora Match Period”) has elapsed from the date that is the later of the date on which Aurora received the ICC Superior Proposal Notice and the date on which Aurora received the materials set forth in Section 6.2(a)(iv);

(vi)

during the Aurora Match Period, Aurora has had the opportunity, but not the obligation, in accordance with Section 6.2(b), to offer to amend this Agreement and the Arrangement in order for such ICC Acquisition Proposal to cease to be an ICC Superior Proposal;

(vii)	after the Aurora Match Period, the ICC Board:

(A)

has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such ICC Acquisition Proposal continues to constitute an ICC Superior Proposal, which determination shall consider the terms of the Arrangement as proposed to be amended by Aurora if Aurora proposes any amendment in accordance with Section 6.2(b); and

(B)

has determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure of the ICC Board to recommend that ICC enter into a definitive agreement with respect to such ICC Superior Proposal would be inconsistent with its fiduciary duties; and

(viii)

prior to or concurrently with entering into such definitive agreement this Agreement is terminated by ICC under Section 7.2(g) and ICC pays the ICC Termination Payment to Aurora in accordance with Section 6.3.

(b)

During the Aurora Match Period, Aurora shall have the right, but not the obligation, to propose in writing to amend the terms of this Agreement and the Arrangement. During the Aurora Match Period, ICC shall (i) review any proposal by Aurora to amend the terms of this Agreement and the Arrangement in order to determine, in good faith and in a manner consistent with the fiduciary duties of the ICC Board, whether the proposed amendment by Aurora upon acceptance by ICC would result in the ICC Acquisition Proposal not being an ICC Superior Proposal; and (ii) negotiate with Aurora in good faith, and in a manner consistent with the fiduciary duties of the ICC Board, to make such amendments to the terms of this Agreement and the Arrangement as would enable Aurora to proceed with the Transaction on such amended terms. If the ICC Board determines that the proposed amendment by Aurora upon acceptance by ICC would result in the ICC Acquisition Proposal not being an ICC Superior Proposal, ICC shall promptly so advise Aurora and enter into an amendment to this Agreement with Aurora reflecting the amended proposal of Aurora and shall promptly reaffirm its recommendation of the Arrangement as amended.

(c)

ICC acknowledges and agrees that each successive modification of any ICC Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the ICC Shareholders or other material terms or conditions thereof shall constitute a new ICC Acquisition Proposal for the purposes of this Section 6.2 and Aurora shall be afforded a new Aurora Match Period and the rights afforded in this Section 6.2 shall apply in respect of each such ICC Acquisition Proposal.

(d)

The ICC Board shall promptly reaffirm its unanimous recommendation of the Arrangement by press release after: (i) the ICC Board determines any ICC Acquisition Proposal that has been publicly announced or publicly disclosed is not an ICC Superior Proposal; or (ii) the ICC Board determines that a proposed amendment to the terms of the Arrangement would result in any ICC Acquisition Proposal which has been publicly announced or made not being an ICC Superior Proposal, and Aurora has so amended the terms of the Arrangement. Aurora and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release. ICC shall make all reasonable amendments to such press release as requested by Aurora and its counsel.

(e)

Nothing contained in this Section 6.2 shall limit in any way the obligation of the ICC to convene and hold the ICC Meeting in accordance with Section 4.2(a)(v) of this Agreement while this Agreement remains in force.

(f)

Where ICC has provided Aurora with a notice under Section 6.2(a)(iii) and the ICC Meeting is scheduled to be held during or within two Business Days following the expiration of the Aurora Match Period, then, subject to applicable Laws, ICC shall be entitled to, and shall if so requested by Aurora, postpone or adjourn the ICC Meeting to a date that shall not be less than three Business Days and not more than 10 Business Days after the scheduled date of the ICC Meeting, provided that in no event shall such adjourned or postponed meeting be held on a date that is less than five Business Days prior to the Completion Deadline, and shall, in the event that Aurora and ICC amend the terms of this Agreement pursuant to Section 6.2(b), ensure that the details of such amended Agreement are communicated to the ICC Shareholders prior to the resumption of the adjourned or postponed ICC Meeting.

Section 6.3	ICC Termination Payment Event

Termination of this Agreement in each of the following circumstances shall constitute a “ICC Termination Payment Event”:

(a)

this Agreement is terminated by Aurora pursuant to Section 7.2(b) (but not including a termination by Aurora pursuant to Section 7.2(b)(i) in circumstances where the ICC Change in Recommendation resulted from the occurrence of a Material Adverse Effect with respect to Aurora and ICC has complied with Section 6.1(g)(iii));

(b)

this Agreement is terminated by either Aurora or ICC pursuant to Section 7.2(c) if at such time Aurora was permitted to terminate this Agreement pursuant to Section 7.2(b) (but not including a termination by Aurora pursuant to Section 7.2(b)(i) in circumstances where the ICC Change in Recommendation resulted from the occurrence of a Material Adverse Effect with respect to Aurora and ICC has complied with Section 6.1(g)(iii));

(c)	this Agreement is terminated by ICC pursuant to Section 7.2(g); or

(d)

this Agreement is terminated by either Aurora or ICC pursuant to either Section 7.2(c) or Section 7.2(e) (but not including a termination pursuant to Section 7.2(e) in circumstances where, at the time of such termination pursuant to Section 7.2(e), ICC is also entitled to terminate this Agreement pursuant to Section 7.2(d)) hereof and:

(i)

following the date hereof and prior to such termination, an ICC Acquisition Proposal shall have been made to ICC and made known to ICC Shareholders generally or shall have been made directly to ICC Shareholders generally or any Person shall have publicly announced an intention to make an ICC Acquisition Proposal (a “Pending ICC Acquisition Proposal”); and

(ii)	within twelve months following the date of such termination:

(A)	an ICC Acquisition Proposal is consummated or effected (whether or not such ICC Acquisition Proposal is the same as the Pending ICC Acquisition Proposal); or

(B)

ICC or one or more of the ICC Subsidiaries, directly or indirectly, in one or more transactions, enters into a contract in respect to an ICC Acquisition Proposal (whether or not such ICC Acquisition Proposal is the same as the Pending ICC Acquisition Proposal) and such ICC Acquisition Proposal is later consummated or effected (whether or not such ICC Acquisition Proposal is later consummated or effected within twelve months of such termination).

For the purposes of this Section 6.3(d), all references to “20%” in the definition of “ICC Acquisition Proposal” shall be deemed to be references to “50%”.

Upon the occurrence of an ICC Termination Payment Event, ICC shall pay to Aurora an amount in cash equal to $9,500,000 (the “ICC Termination Payment”) in immediately available funds in consideration for the disposition of Aurora’s rights under this Agreement. In the circumstances set forth in Sections 6.3(a) or 6.3(b) above, the ICC Termination Payment shall be paid within three Business Days of the termination of this Agreement; in the circumstances set forth in Section 6.3(c) above, the ICC Termination Payment shall be paid at the time of the termination of this Agreement; and, in the circumstances set forth in Section 6.3(d) above, the ICC Termination Payment shall be paid within three Business Days following the completion of such ICC Acquisition Proposal. ICC shall not be obligated to make more than one payment pursuant to this Section 6.3. ICC hereby acknowledges that the agreements contained in this Section 6.3 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, Aurora would not enter into this Agreement, and that the ICC Termination Payment is a payment in consideration for the disposition of Aurora’s rights under this Agreement and is a genuine pre-estimate of the damages that Aurora shall suffer or incur as a result of the non-completion of the Arrangement in the circumstances in which the ICC Termination Payment is payable, that such payment is not for lost profits or a penalty, and that ICC shall not take any position inconsistent with the foregoing.

ICC hereby irrevocably waives any right it may have to raise as a defence that any such ICC Termination Payment is excessive or punitive. Upon termination of this Agreement as permitted under Section 7.2 under circumstances where Aurora is entitled to the ICC Termination Payment and the ICC Termination Payment is paid in full, Aurora shall have no further claim against ICC at law or in equity or otherwise and in any such case it shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against ICC or the ICC Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby; provided however, that nothing herein shall preclude ICC from seeking injunctive relief to restrain any breach or threatened breach by Aurora of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

Section 6.4	Reimbursement of Expenses by ICC

(a)

Subject to Section 6.4(b), in the event of termination of this Agreement by either ICC or Aurora in accordance with Section 7.2(c), ICC shall pay, within three Business Days of the termination of this Agreement, an amount in cash of up to $750,000 to Aurora as reimbursement for the reasonable costs and reasonable expenses actually incurred by Aurora with respect to the Arrangement.

(b)	No amount shall be paid or payable by ICC under Section 6.4(a) if ICC has paid the ICC Termination Payment payable pursuant to Section 6.3, as the case may be.

In the event ICC makes any payment under Section 6.4(a) and is then required to pay an ICC Termination Payment, the amount paid under Section 6.4(a) shall be credited towards payment of the ICC Termination Payment.

Section 6.5	Aurora Termination Payment and Reimbursement of Expenses by Aurora

Termination of this Agreement in each of the following circumstances shall constitute a “Aurora Termination Payment Event”:

(a)	this Agreement is terminated by Aurora or ICC pursuant to Section 7.2(d); or

(b)	this Agreement is terminated by Aurora pursuant to Section 7.2(e) if, at the time of such termination pursuant to Section 7.2(e), ICC would be entitled to terminate this Agreement pursuant to 7.2(d).

Upon the occurrence of an Aurora Termination Payment Event, Aurora shall pay to ICC, within three Business Days of the termination of this Agreement: (a) an amount in cash equal to $1,250,000; and (b) an amount in cash of up to $750,000 as reimbursement for the reasonable costs and reasonable expenses actually incurred by ICC with respect to the Arrangement.

ARTICLE 7
AMENDMENT AND TERMINATION

Section 7.1	Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of each of the ICC Meeting but not later than the Effective Time, and in the case of the Plan of Arrangement subject to the provisions of Section 6.1 thereof, be amended by mutual written agreement of the Parties hereto without, subject to applicable Laws, further notice to or authorization on the part of the ICC Shareholders and any such amendment may, without limitation:

(a)	change the time for the performance of any of the obligations or acts of either of the Parties;

(b)	waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the Parties; and

(d)

waive compliance with or modify any condition herein contained; provided, however, that notwithstanding the foregoing, following the ICC Meeting, the Exchange Ratio shall not be amended without the approval of the ICC Shareholders.

Section 7.2	Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)	by the mutual written consent of ICC and Aurora, duly authorized by the board of directors of each;

(b)	by Aurora if:

(i)

prior to the approval by the ICC Shareholders of the ICC Arrangement Resolution, (A) the ICC Board shall make an ICC Change in Recommendation or (B) ICC enters into an agreement (other than a confidentiality and standstill agreement that complies with Section 6.1(e)(ii)) with respect to any ICC Acquisition Proposal; or

(ii)	ICC breaches its obligations under Section 6.1 or Section 6.2 in any material respect;

(c)

by either Aurora or ICC if the ICC Meeting shall have been held and completed and the ICC Arrangement Resolution shall not have been approved by the ICC Shareholders in accordance with the Interim Order, provided that ICC shall not be entitled to terminate this Agreement pursuant to this Section 7.2(c) if the failure to obtain the approval of the ICC Shareholders to the ICC Arrangement Resolution has been caused by, or is the result of, a breach by ICC of any of its representations or warranties or the failure of ICC to perform any of its covenants or agreements under this Agreement;

(d)

by either Aurora or ICC if the condition in Section 5.1(e) has not been satisfied at or before the Completion Deadline, provided that Aurora shall not be entitled to terminate this Agreement pursuant to this Section 7.2(d) if the failure to satisfy the condition in Section 5.1(e) has been caused by, or is the result of, a breach by Aurora of any of its representations or warranties or the failure of Aurora to perform any of its covenants or agreements under this Agreement;

(e)	by either Aurora or ICC if the Effective Date shall not have occurred by the Completion Deadline, provided however:

(i)

if the failure of the Effective Date to occur by such date has been caused by, or is the result of, a breach by ICC of any of its representations or warranties or the failure of ICC to perform any of its covenants or agreements under this Agreement, then ICC shall not be entitled to terminate this Agreement pursuant to this Section 7.2(e); or

(ii)

if the failure of the Effective Date to occur by such date has been caused by, or is the result of, a breach by Aurora of any of its representations or warranties, the failure of Aurora to perform any of its covenants or agreements under this Agreement then Aurora shall not be entitled to terminate this Agreement pursuant to this Section 7.2(e);

(f)

by Aurora or ICC if after the date of this Agreement, any applicable Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the ICC or Aurora from consummating the Arrangement, and such applicable Law has, if applicable, become final and non-appealable, provided that the Party seeking to terminate this Agreement pursuant to this Section 7.2(f) has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non- applicable in respect of the Arrangement;

(g)

by ICC if ICC proposes to enter into any agreement, arrangement or understanding in respect of an ICC Superior Proposal in compliance with Section 6.1 and Section 6.2, provided that ICC pays the ICC Termination Payment to Aurora contemporaneously with such termination;

(h)

by Aurora, if ICC breaches any representation or warranty of ICC set forth in this Agreement which breach would cause the condition in Section 5.2(a) not to be satisfied or ICC fails to comply with any of its covenants set forth in this Agreement (other than the covenants in Section 6.1 and Section 6.2) that would cause the condition in Section 5.2(c) not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 5.4; provided that any wilful breach shall be deemed incapable of being cured and Aurora is not then in breach of this Agreement so as to cause any condition in Section 5.3(a) or Section 5.3(c) not to be satisfied;

(i)

by ICC, if Aurora breaches any representation or warranty of Aurora set forth in this Agreement which breach would cause the condition in Section 5.3(a) not to be satisfied or Aurora fails to comply with any of its covenants set forth in this Agreement that would cause the condition in Section 5.3(c) not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 5.4; provided that any wilful breach shall be deemed incapable of being cured and ICC is not then in breach of this Agreement so as to cause any condition in Section 5.2(a) or Section 5.2(c) not to be satisfied;

(j)	by Aurora, if there has occurred a Material Adverse Effect with respect to ICC after the date of this Agreement; or

(k)	by ICC, if there has occurred a Material Adverse Effect with respect to Aurora after the date of this Agreement;

provided that any termination by a Party hereto in accordance with paragraphs (b) to (k) above shall be made by such Party delivering written notice thereof to the other Party hereto prior to the Effective Date and specifying therein in reasonable detail the matter or matters giving rise to such termination right.

Section 7.3	Effect of Termination

In the event of termination of this Agreement as provided in Section 7.2, this Agreement shall forthwith become void and have no further effect, and there shall be no liability or further obligation on the part of ICC or Aurora hereunder, except that:

(a)

the provisions of Section 4.1(a), Section 4.7, Section 6.3, Section 6.4, Section 6.5, Section 8.1, Section 8.2, Section 8.3, Section 8.5, Section 8.7, Section 8.10, Section 8.11,Section 8.12 and this Section 7.3 shall remain in full force and effect and shall survive any such termination; and

(b)

neither ICC nor Aurora shall be released or relieved from any liability arising from their breach of any of their representations, warranties, covenants, or agreements hereunder save and except as provided herein.

ARTICLE 8
GENERAL

Section 8.1	Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party hereto shall be in writing and shall be delivered by hand to the Party hereto to which the notice is to be given, sent by electronic mail to the following address or to such other address as shall be specified by a party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by electronic mail be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 5:00 p.m. (Vancouver time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The addresses and numbers for service of each of the parties hereto shall be as follows:

(a)	if to Aurora:

Aurora Cannabis Inc.
1500 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Attention:	[REDACTED]
Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

Attention:	[REDACTED]
Email:	[REDACTED]

and

McMillan LLP
1500 – 1055 West Georgia Street
Vancouver, BC V6E 4N7

Attention:	Desmond Balakrishnan / Arman Farahani
Email:	desmond.balakrishnan@mcmillan.ca / arman.farahani@mcmillan.ca

(b)	if to ICC:

ICC Labs Inc.
Plaza Independencia 737

52

4th Floor
Montevideo, Uruguay
11000
Attention:	[REDACTED]
Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP
Royal Bank Plaza, South Tower, Suite 3800
200 Bay Street, P.O. Box 84, Toronto, ON M5J 2Z4 Canada

Attention:	Terence Dobbin / Andrew Grossman
Email:	terence.dobbin@nortonrosefulbright.com /
andrew.grossman@nortonrosefulbright.com

Section 8.2	Remedies

The Parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any Party and that such breach may cause the non-breaching Party hereto irreparable harm. Accordingly, the Parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one of the Parties hereto, ICC (if Aurora is the breaching party) or Aurora (if ICC is the breaching party) shall be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Subject to the last sentence of Section 6.3, such remedies shall not be the exclusive remedies for any breach of this Agreement but shall be in addition to all other remedies available hereunder or at law or in equity to each of the Parties hereto.

Section 8.3	Expenses

Other than as set out in Section 6.4 and Section 6.5, the Parties hereto agree that all out-of-pocket expenses incurred in connection with this Agreement and the Transaction, the ICC Meeting and the preparation and mailing of the ICC Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the Party hereto incurring such expense and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses.

Section 8.4	Time of the Essence

Time shall be of the essence in this Agreement.

Section 8.5	Entire Agreement

This Agreement, together with the agreements and other documents herein or therein referred to, and the Confidentiality Agreement constitute the entire agreement between the Parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

Section 8.6	Further Assurances

Each Party hereto shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including the Plan of Arrangement.

Section 8.7	Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.

Section 8.8	Execution in Counterparts

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by electronic mail or facsimile shall be effective as delivery of a manually executed counterpart of this Agreement, and any Party delivering an executed counterpart of the signature page to this Agreement by electronic mail or facsimile to any other Party shall thereafter also promptly deliver a manually executed original counterpart of this Agreement to such other Party, but the failure to deliver such manually executed original counterpart shall not affect the validity, enforceability or binding effect of this Agreement.

Section 8.9	Waiver

No waiver or release by any Party hereto shall be effective unless in writing and executed by the Party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. A Party’s failure or delay in exercising any right under this Agreement shall not operate as a waiver of that right. A single or partial exercise of any right shall not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.10	Third Party Beneficiaries

(a)

Except as provided in Section 4.1(a), Section 4.5 and Section 4.6, which, without limiting their terms, are intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 8.10 as the “Indemnified Persons”), and except for the rights of the ICC Shareholders to receive the consideration under the Arrangement following the Effective Time pursuant to the Agreement (for which purpose ICC hereby confirms that it is acting as agent on behalf of the ICC Shareholders), the Parties intend that this Agreement shall not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(b)

Despite the foregoing, each Party acknowledges to each of the Indemnified Persons their direct rights against it under Section 4.1(a), Section 4.5, and Section 4.6, respectively of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, ICC confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf.

(c)	In no circumstance shall the consent of any Indemnified Person be required for the termination or amendment of this Agreement.

Section 8.11	No Personal Liability

(a)

No director or officer of ICC shall have any personal liability whatsoever (other than in the case of fraud or willful misconduct) to Aurora under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of ICC.

(b)

No director or officer of Aurora shall have any personal liability whatsoever (other than in the case of fraud or willful misconduct) to ICC under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Aurora.

Section 8.12	Enurement and Assignment

This Agreement shall not be assigned by any Party hereto without the prior written consent of the other Party hereto. This Agreement shall enure to the benefit of the Parties and their respective successors and permitted assigns and shall be binding upon the Parties and their respective successors.

[Remainder of this page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first above written.

ICC LABS INC.

By:	(signed “Michael Galego”)
Name: Michael Galego
Title: Director

AURORA CANNABIS INC.

By:	(signed “Terry Booth”)
Name: Terry Booth
Title: CEO

SCHEDULE A
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT

respecting

AURORA CANNABIS INC. AND ICC LABS INC.

made pursuant to

Section 288 of the Business Corporations Act (British Columbia)

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Arrangement” means the arrangement pursuant to the provisions of Division 5 of Part 9 of the BCBCA on the terms and conditions set forth in this Plan of Arrangement, subject to any amendment or supplement thereto made in accordance with the Arrangement Agreement or Article 6 hereof or made at the direction of the Court either in the Interim Order or Final Order with the consent of Aurora and ICC, each acting reasonably;

“Arrangement Agreement” means the agreement dated as of September 8, 2018 between Aurora and ICC, together with the schedules attached thereto, as amended, amended and restated or supplemented from time to time in accordance with the terms thereof;

“Aurora” means Aurora Cannabis Inc., a company existing under the BCBCA;

“Aurora Shares” means the common shares in the capital of Aurora;

“Award Agreement” means an agreement between ICC and a participant in, or pursuant to, the ICC Stock Option Plan setting out the participant’s entitlement to receive any ICC Plan Options;

“BCBCA” means the Business Corporations Act (British Columbia);

“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario, Edmonton, Alberta, Vancouver, British Columbia or Montevideo, Uruguay;

“Closing Certificate” means a certificate in the form attached hereto as Appendix A which, when signed by an authorized representative of each of the Parties, will constitute acknowledgement by the Parties that this Plan of Arrangement has been implemented to their respective satisfaction.

“Court” means the Supreme Court of British Columbia;

“Depositary” means such Person as ICC may appoint to act as depositary in relation to the Arrangement, with the approval of Aurora, acting reasonably;

“Dissenting ICC Shareholder” means a registered holder of ICC Shares who has validly exercised its dissent rights in respect of the Arrangement pursuant to Section 3.1;

“Effective Date” means the date upon which the Arrangement becomes effective as set out in Section 2.3 of the Arrangement Agreement, or such other date as may be agreed to by Aurora and ICC, and Aurora and ICC will execute the Closing Certificate confirming the Effective Date;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;

“Encumbrance” means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Exchange Ratio” has the meaning ascribed thereto in the definition of “Share Consideration”;

“Final Order” means the order made after application to the Court approving the Arrangement, as such order may be amended by the Court (with the consent of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Governmental Entity” means any: (i) supranational, international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, stock exchange or agency, whether domestic or foreign; (ii) any subdivision, agency, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation, land use or occupation, or taxing authority under or for the account of any of the foregoing;

“ICC” means ICC Labs Inc., a company existing under the BCBCA;

“ICC Arrangement Resolution” means the special resolution of the ICC Shareholders approving the Plan of Arrangement substantially in the form attached as Schedule B to the Arrangement Agreement;

“ICC Circular” means the notice of the ICC Meeting and the accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to ICC Shareholders in connection with the ICC Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement;

“ICC Compensation Options” means the outstanding compensation warrants to purchase (i) at any time prior to the Relevant Time, ICC Shares and ICC Warrants, and (ii), subject to and in accordance with the terms of the certificates evidencing the ICC Compensation Options and this Plan of Arrangement, at and at any time following the Relevant Time, Aurora Shares and warrants to acquire Aurora Shares, issued by ICC in connection with the Underwriting Agreement dated November 7, 2017 among ICC, GMP Securities L.P., Haywood Securities Inc. and PI Financial Corp.;

“ICC Meeting” means the special meeting, including any adjournments or postponements thereof in accordance with the terms of the Arrangement Agreement, of the ICC Shareholders to be held to consider, among other things, and, if deemed advisable, to approve, the ICC Arrangement Resolution and for any other purpose as may be set out in the ICC Circular and agreed to in writing by the Parties;

“ICC Plan Options” means outstanding options to acquire ICC Shares issued pursuant to or governed by the ICC Stock Option Plan;

“ICC Securityholders” means at any time, any holder of ICC Shares, ICC Plan Options, ICC Compensation Options or ICC Warrants;

“ICC Shareholders” means, at any time, the holders of ICC Shares;

“ICC Shares” means the common shares in the capital of ICC;

“ICC Stock Option Plan” means the incentive stock option plan of ICC approved by ICC Shareholders on June 5, 2018;

“ICC Warrants” means the outstanding warrants to purchase: (i) at any time prior to the Relevant Time, ICC Shares, and (ii), subject to and in accordance with the terms of the ICC Warrant Indenture and this Plan of Arrangement, at and at any time following the Relevant Time, Aurora Shares;

“ICC Warrant Indenture” means the common share purchase warrant indenture dated November 22, 2017 between ICC and TSX Trust Company;

“Interim Order” means the order made after application to the Court, containing declarations and directions in respect of the notice to be given and the conduct of the ICC Meeting and the Arrangement, as such order may be amended, supplemented or varied by the Court (with the consent of the Parties, each acting reasonably);

“In-the-Money Amount” means, in respect of ICC Plan Options , the positive amount, if any, by which (i) the product obtained by multiplying (A) the number of ICC Shares underlying such ICC Plan Options, by (B) $1.95, exceeds (ii) the aggregate exercise price payable under such ICC Plan Options to acquire the ICC Shares underlying such ICC Plan Options;

“In-the-Money Option” means a ICC Plan Option in respect of which the In-the-Money Amount is a positive amount;

“Letter of Transmittal” means the Letter of Transmittal for use by the ICC Shareholders, in the form accompanying the ICC Circular;

“Option Consideration” means, in respect of an In-the-Money Option, that number of ICC Shares obtained by dividing: (i) the In-the-Money Amount in respect of such In-the-Money Option, by (ii) $1.95;

“Out-of-the-Money Option” means each ICC Plan Option other than an In-the-Money Option;

“Person” means an individual, partnership, association, body corporate, a partnership or limited partnership, a trust, a trustee, executor, administrator or other legal personal representative, a syndicate, a joint venture, government (including any Governmental Entity) or any other entity, whether or not having legal status;

Plan of Arrangement" means this plan of arrangement and any amendments or variations hereto made in accordance herewith with the Arrangement Agreement and Article 6 hereof or made at the direction of the Court in either the Interim Order or Final Order with the consent of the Parties, each acting reasonably;

“Relevant Time” has the meaning set forth in Section 4.1;

“Share Consideration” means the Aurora Shares to be issued to the ICC Shareholders in exchange for their ICC Shares pursuant to the Plan of Arrangement, consisting of, for each one (1) ICC Share, such number of Aurora Shares as is equal to the quotient of $1.95 divided by the volume-weighted average trading price of the Aurora Shares on the TSX in the twenty (20) trading days immediately preceding the Effective Date (the last day of such period being the second to last trading day on the TSX immediately prior to the Effective Date) (such exchange ratio being, the “Exchange Ratio”);

“Tax Act” means the Income Tax Act (Canada);

“TSX” means the Toronto Stock Exchange; and

“TSXV” means the TSX Venture Exchange.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement.

1.2	Sections and Headings

The division of this Plan of Arrangement into sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to a section or a schedule refers to the specified section of or schedule to this Plan of Arrangement.

1.3	Number and Gender

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder by any party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.5	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in any letter of transmittal contemplated herein are local time (Vancouver, British Columbia) unless otherwise stipulated herein or therein. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

1.6	Statutory Reference

Any reference in this Plan of Arrangement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.7	Certain Phrases, etc.

The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

1.8	Currency

Unless otherwise stated, all references in this Plan of Arrangement to amounts of money are expressed in lawful money of Canada, and any amounts to be paid will be paid in lawful money of Canada.

ARTICLE 2
ARRANGEMENT

2.1	Binding Effect

This Plan of Arrangement is made pursuant to the provisions of the Arrangement Agreement and constitutes an arrangement as referred to in Section 288 of the BCBCA.

2.2	Effect of the Arrangement

The Arrangement will become effective at, and be binding at and after, the Effective Time on:

(a)	ICC;

(b)	Aurora;

(c)	all ICC Shareholders;

(d)

all holders of ICC Plan Options, ICC Warrants and ICC Compensation Options and any securities into which they may be exchanged or otherwise converted pursuant to Section 2.3 of this Plan of Arrangement; and

(e)	the Depositary.

2.3	Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur, except to the extent otherwise indicated, in the following order without any further act or formality:

(a)

Notwithstanding any vesting or exercise provisions to which an ICC Plan Option might otherwise be subject (whether by contract, the terms and conditions of any Award Agreement or grant, the terms and conditions of the ICC Stock Option Plan or applicable law):

(i)

each In-the-Money Option issued and outstanding immediately prior to the Effective Time shall, without any further action by or on behalf of any holder of such In-the-Money Option, be deemed to be fully vested and shall be transferred and disposed by the holder thereof to ICC (free and clear of all Encumbrances) and cancelled in exchange for the Option Consideration, and the holder of such In-the-Money Option shall become the holder of the ICC Shares comprising such Option Consideration and the central securities register of ICC shall be revised accordingly, but the holder of such Option Consideration shall not be entitled to receive a share certificate or other document representing the Option Consideration;

(ii)

each Out-of-the-Money Option issued and outstanding immediately prior to the Effective Time shall, without any further action by or on behalf of any holder of such Out-of-the-Money Option, be cancelled without any payment therefor;

(iii)	with respect to each ICC Plan Option:

(A)	the holder thereof shall cease to be the holder of such ICC Plan Option, and shall cease to have any rights as a holder in respect of such ICC Plan Option under the ICC Stock Option Plan;

(B)	such holder’s name shall be removed from the register of ICC Plan Options, and

(C)	all option agreements, Award Agreements, grants and similar instruments relating thereto shall be cancelled;

(b)

Each ICC Share held by a Dissenting ICC Shareholder shall, without any further action or formality by or on behalf of such Dissenting ICC Shareholder, be deemed to have been irrevocably transferred and assigned to Aurora (free and clear of all Encumbrances) and;

(i)

such Dissenting ICC Shareholder shall cease to be the holder of such ICC Shares so transferred and to have any rights as holder of such ICC Shares other than the right to be paid fair value for such ICC Shares by Aurora as set out in Section 3.1;

(ii)	such Dissenting ICC Shareholder's name shall be removed as the holder of such ICC Shares from the central securities register of holders of ICC Shares maintained by or on behalf of ICC; and

(iii)

Aurora shall become the sole legal and beneficial holder of such ICC Shares so transferred (free and clear of all Encumbrances) and shall be entered in the central securities register of holders of ICC Shares maintained by or on behalf of ICC; and

(c)

Concurrently with the step described in Section 2.3(b), each ICC Share (other than those ICC Shares held by Dissenting ICC Shareholders but including ICC Shares issued to former holders of In-the-Money Options pursuant to Section 2.3(a)) shall, without any further action by or on behalf of the holder, be deemed to be assigned and irrevocably transferred by the holder thereof to Aurora (free and clear of all Encumbrances) and the holder thereof shall be entitled to receive from Aurora the Share Consideration for such ICC Share and upon the transfer of each such ICC Share from such holder to Aurora pursuant to this Section 2.3(c);

(i)

each holder of such ICC Shares shall cease to be the holder of the ICC Shares so transferred and cease to have any rights as a ICC Shareholder other than the right to be paid the Share Consideration for such ICC Shares in accordance with this Plan of Arrangement;

(ii)	the name of each such holder of ICC Shares shall be removed from the register of the ICC Shares maintained by or on behalf of ICC; and

(iii)

Aurora shall be deemed the sole legal and beneficial holder of such ICC Shares so transferred (free and clear of all Encumbrances) and shall be entered in the register of the ICC Shares maintained by or on behalf of ICC.

Each holder of each ICC Share, with respect to each step set out above applicable to such holder, shall be deemed, at the time such step occurs, to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer such ICC Share in accordance with such step.

2.4	Transfers Free and Clear

Any transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances or other claims of third parties of any kind.

2.5	Fully Paid Shares

All Aurora Shares issued pursuant to this Plan of Arrangement shall be fully paid and non-assessable, and Aurora shall be deemed to have received the full consideration therefor and as such consideration shall not be cash consideration, any such non-cash consideration shall have a value that is not less in value than the fair equivalent of the money that Aurora would have received had the applicable shares been issued for cash consideration.

2.6	Adjustment to Consideration

Notwithstanding anything to the contrary contained in this Plan of Arrangement, if between the date of the Arrangement Agreement and the Effective Time, the issued and outstanding ICC Shares or the issued and outstanding Aurora Shares shall have been changed into a different number of shares or a different class by reason of any stock split, reverse stock split, dividend of Aurora or ICC Shares, reclassification, redenomination or the like, then the Share Consideration and any other dependent items, including the Exchange Ratio, shall be appropriately adjusted to provide to ICC and Aurora and their respective shareholders the same economic effect as contemplated by the Arrangement Agreement and this Plan of Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the Share Consideration to be paid per ICC Share, the Exchange Ratio or other dependent item, subject to further adjustment in accordance with this sentence.

ARTICLE 3
RIGHTS OF DISSENT

3.1	Rights of Dissent for ICC Shareholders

Registered holders of ICC Shares may exercise rights of dissent (“Dissent Rights”) with respect to such shares pursuant to and in the manner set forth in under Division 2 of Part 8 of the BCBCA as modified and supplemented by the Interim Order, the Final Order and this Section 3.1 in connection with the Arrangement; provided that, notwithstanding (a) Section 242 of the BCBCA, the written objection to the ICC Arrangement Resolution contemplated by Section 242of the BCBCA must be sent to and received by ICC not later than 5:00 p.m. (Vancouver time) two Business Days immediately preceding the date of the ICC Meeting (as it may be adjourned or postponed from time to time) and (b) Section 245 of the BCBCA, Aurora and not ICC shall be required to pay the fair value of such ICC Shares.

Registered holders of ICC Shares who duly exercise such rights of dissent and who:

(a)

are ultimately determined to be entitled to be paid fair value for their ICC Shares shall be entitled to be paid by Aurora for the ICC Shares in respect of which they have validly exercised Dissent Rights will be deemed to have irrevocably transferred such ICC Shares to Aurora (free and clear of all Encumbrance) pursuant to Section 2.3(b); or

(b)

are ultimately not entitled, for any reason, to be paid fair value for their ICC Shares by Aurora for the ICC Shares in respect of which they have exercised Dissent Rights, will be deemed to have participated in the Arrangement on the same basis as a holder of ICC Shares to which Section 2.3(c) applies;

but in no case shall ICC, Aurora or any other Person, including the Depositary, be required to recognize any Dissenting ICC Shareholder as a holder of ICC Shares after the Effective Time, and each Dissenting ICC Shareholder will cease to be entitled to the rights of a ICC Shareholder in respect of the ICC Shares in relation to which such Dissenting ICC Shareholder has exercised Dissent Rights and the names of each Dissenting ICC Shareholder will be removed from the registers of holders of ICC Shares at the Effective Time.

For greater certainty, and in addition to any other restriction under Division 2 of Part 8 of the BCBCA, holders of

(i) ICC Plan Options;

(ii) ICC Warrants;

(iii) ICC Compensation Options; and

(iv) ICC Shares who vote, or who have instructed a proxyholder to vote, in favour of the ICC Arrangement Resolution,will not be entitled to any Dissent Rights.

ARTICLE 4
ICC WARRANTS AND COMPENSATION OPTIONS

4.1	ICC Warrants

In accordance with the terms of the ICC Warrant Indenture, at and following the time at which the transactions contemplated in Section 2.3(c) of this Plan of Arrangement occur (“Relevant Time”), each holder of an ICC Warrant (including ICC Warrants issued pursuant to the exercise of ICC Compensation Options after the Relevant Time) shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s ICC Warrant, for the same aggregate consideration payable thereupon, the Share Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Relevant Time, such holder had been the registered holder of the number of ICC Shares to which such holder would have been entitled if such holder had exercised such ICC Warrant immediately prior to the Relevant Time. Each ICC Warrant shall continue to be governed by and be subject to the terms of the ICC Warrant Indenture.

4.2	ICC Compensation Options

In accordance with the terms set out on the certificates representing the ICC Compensation Options, at and following the Relevant Time, each holder of an ICC Compensation Option shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s ICC Compensation Option, for the same aggregate consideration payable thereupon: (i) the Share Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Relevant Time, such holder had been the registered holder of the number of ICC Shares to which such holder would have been entitled if such holder had exercised such ICC Compensation Option immediately prior to the Relevant Time; and (ii) one half of one ICC Warrant for each ICC Compensation Option exercised by such holder, provided that for greater certainty, each holder of an ICC Warrant issued pursuant to the exercise of the ICC Compensation Options after the Relevant Time shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s ICC Warrant, the consideration set forth in Section 4.1. Each ICC Compensation Option shall continue to be governed by and be subject to the terms of the certificate representing each ICC Compensation Option.

ARTICLE 5
CERTIFICATES AND FRACTIONAL SHARES

5.1	Delivery of Share Consideration

(a)

Following receipt of the Final Order and prior to the Effective Date in accordance with the terms of the Arrangement Agreement, Aurora shall deposit with the Depositary, for the benefit of ICC Shareholders such number of Aurora Shares as is necessary to be delivered to the ICC Shareholders in order to effect the exchange or settlement under Section 2.3 of this Plan of Arrangement.

(b)

Subject to surrender to the Depositary of a certificate which immediately prior to the Effective Time represented outstanding ICC Shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, following the Effective Time the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the Aurora Shares which such holder has the right to receive under Section 2.3 of this Plan of Arrangement, less any amounts withheld pursuant to Section 5.5 and any certificate so surrendered shall forthwith be cancelled.

(c)

Until surrendered as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented ICC Shares shall be deemed after the Effective Time to represent only the right to receive, upon such surrender, the Aurora Shares to which the holder thereof is entitled in lieu of such certificate as contemplated by Section 2.3 and this Section 5.1, less any amounts withheld pursuant to Section 5.5. Any such certificate formerly representing ICC Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall:

(i)	cease to represent a claim by, or interest of, any former holder of ICC Shares of any kind or nature against or in ICC or Aurora (or any successor to any of the foregoing); and

(ii)	be deemed to have been surrendered to Aurora and shall be cancelled.

(d)

No ICC Shareholder or holder of ICC Plan Options, ICC Warrants or ICC Compensation Options shall be entitled to receive any consideration with respect to such ICC Shares, ICC Plan Options, ICC Warrants or ICC Compensation Options other than the consideration to which such holder is entitled in accordance with Section 2.3 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

5.2	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or paid after the Effective Time with respect to Aurora Shares shall be delivered to the holder of any certificate formerly representing ICC Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1. Subject to applicable law and to Section 5.5 at the time of such compliance, there shall, in addition to the delivery of the Aurora Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of any dividend or other distribution declared or made after the Effective Time with respect to the Aurora Shares to which such holder is entitled in respect of such holder’s Aurora Shares.

5.3	No Fractional Shares

No fractional Aurora Shares shall be issued to any person pursuant to this Plan of Arrangement. The number of Aurora Shares, to be issued to any person pursuant to this Plan of Arrangement shall, without additional compensation, be rounded down to the nearest whole Aurora Share.

5.4	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding ICC Shares that are ultimately entitled to Aurora Shares pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit or statutory declaration of that fact by the person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the securities registers maintained by or on behalf of ICC, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate a certificate representing the Aurora Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, provided the holder to whom the Aurora Shares is to be delivered shall, as a condition precedent to the delivery, give a bond satisfactory to Aurora and the Depositary (each acting reasonably) in such sum as Aurora and the Depositary may direct, or otherwise indemnify Aurora and the Depositary in a manner satisfactory to Aurora and the Depositary, each acting reasonably, against any claim that may be made against Aurora or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

5.5	Withholding Rights

Each of Aurora, ICC and the Depositary, as the case may be, shall be entitled to deduct or withhold from Aurora Shares or any amount or other consideration otherwise payable or deliverable to any former ICC Securityholder under the Plan of Arrangement, such amounts as are required to be deducted or withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law, in each case as amended. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes as having been paid to the recipient of the securities or included as part of the payment in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are remitted in accordance with the applicable law to the appropriate taxing authority. Each of Aurora, ICC and the Depositary shall also have the right to: (a) deduct, withhold and sell or direct Aurora, ICC or the Depository, as applicable, to deduct, withhold and sell on their behalf, on their own account or through a broker, and on behalf of any ICC Securityholder; or (b) require any ICC Securityholder to irrevocably direct the sale through a broker and irrevocably direct the broker to pay the proceeds of such sale to Aurora, ICC or the Depositary as appropriate (and, in the absence of such irrevocable direction, the ICC Securityholder shall be deemed to have provided such irrevocable direction), such number of Aurora Shares delivered or deliverable to such ICC Securityholder pursuant to this Plan of Arrangement as is necessary to produce sale proceeds (after deducting commissions payable to the broker and other costs and expenses) sufficient to fund any obligations to withhold or deduct any amounts required to be deducted or withheld. Any such sale of Aurora Shares shall be effected on a public market and as soon as practicable following the Effective Date. None of Aurora, ICC, the Depositary or any broker will be liable for any loss arising out of any sale of such Aurora Shares, including any loss relating to the manner or timing of such sales, the prices at which the ICC Shares are sold or otherwise.

5.6	Calculations

All calculations and determinations made by Aurora, ICC or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final, and binding.

ARTICLE 6
AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)

Aurora and ICC may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing; (ii) be approved by Aurora and ICC in writing; (iii) filed with the Court and, if made following the ICC Meeting, approved by the Court; and (iv) communicated to ICC Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Aurora or ICC at any time prior to the ICC Meeting (provided that the other Party shall have consented thereto in writing) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the ICC Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the ICC Meeting shall be effective only if (i) it is consented to in writing by each of Aurora and ICC (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by ICC Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Aurora, provided that it concerns a matter which, in the reasonable opinion of Aurora, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any holder or former holder of ICC Shares, ICC Plan Options, ICC Warrants and ICC Compensation Options.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 7
MISCELLANEOUS

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein.

7.2	Paramountcy

From and after the Effective Time:

(a)

this Plan of Arrangement shall take precedence and priority over any and all rights related to ICC Shares, ICC Plan Options, ICC Warrants and ICC Compensation Options issued and outstanding prior to the Effective Time;

(b)

the rights and obligations of the holders of ICC Shares, ICC Plan Options, ICC Warrants and ICC Compensation Options, the Depositary and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and

(c)

all actions, causes of action, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any away relating to ICC Shares, ICC Plan Options, ICC Warrants and ICC Compensation Options shall be deemed to have been settled.

Appendix “A” to the Plan of Arrangement

CLOSING CERTIFICATE

Re:	Arrangement Agreement dated September 8, 2018 between Aurora Cannabis Inc. and ICC Labs Inc. (the “Arrangement Agreement”)

Defined terms used but not defined in this certificate shall have the meaning ascribed thereto in the Arrangement Agreement.

Each of the undersigned hereby confirms that the undersigned is satisfied that the conditions precedent to its respective obligations to complete the Arrangement have been satisfied and that the Arrangement is completed as of __________(am/pm Vancouver local time) (the “Effective Time”) on _____________, 2018 (the “Effective Date”).

AURORA CANNABIS INC.

Name:
Title:

ICC LABS INC.

Name:
Title:

SCHEDULE B

FORM OF ICC ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.

The arrangement (the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving ICC Labs Inc. (the “Company”), as more particularly described and set forth in the management information circular dated , 2018 (the “Circular”) of the Company accompanying the notice of this meeting, as the Arrangement may be modified, supplemented or amended in accordance with its terms, is hereby authorized, approved and adopted.

2.

The plan of arrangement (the “Plan of Arrangement”) involving the Company and implementing the Arrangement, the full text of which is set out as Schedule A to the Circular, as the Plan of Arrangement may be modified, supplemented or amended in accordance with its terms, is hereby authorized, approved and adopted.

3.

The Arrangement Agreement made as of September 8, 2018 between Aurora Cannabis Inc. and the Company (the “Arrangement Agreement”) and related transactions, the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

4.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

5.

Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

B 1

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF ICC

(a)

Organization and Qualification. ICC is a corporation duly incorporated and validly existing under the laws of the Province of British Columbia and has the corporate power and authority to own its assets and conduct its business as now owned and conducted and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing the dissolution or winding up of ICC. ICC is duly qualified, licensed or registered to conduct business and is in good standing in each jurisdiction in which its assets are located or it conducts business, and has all necessary governmental licenses, authorizations, permits, consents and approvals required to own, lease and operate its properties and assets and to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which do not have and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to ICC.

(b)

Corporate Authorization. Subject to the (i) ICC Arrangement Resolution being approved and adopted by the ICC Shareholders at the ICC Meeting in accordance with the Interim Order, (ii) approval of the ICC Circular by the ICC Board, (iii) filings with the Court in respect of the Arrangement and receipt of the Final Order, and (iv) the execution, delivery and performance by ICC of this Agreement and the consummation by ICC of the Arrangement are within ICC’s corporate powers, have been duly authorized by all necessary corporate action on the part of the ICC Board and no other corporate proceedings on the part of ICC are necessary to authorize this Agreement or the Arrangement.

(c)

Directors’ Approvals. The ICC Board has received opinions from each of the ICC Financial Advisors to the effect that the consideration to be received under the Arrangement is fair from a financial point of view to the ICC Shareholders (collectively, the “ICC Fairness Opinions”). The ICC Board (i) has unanimously determined that the Arrangement is in the best interests of ICC; and (ii) has approved the entering into of this Agreement and the making of a recommendation that ICC Shareholders vote in favour of the ICC Arrangement Resolution.

(d)

No Conflict. The execution, delivery and performance by ICC of this Agreement and the consummation of the Arrangement, all in accordance with the terms and conditions hereof, do not and shall not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition), violate, conflict with or result in a breach of, or permit the termination, cancellation, acceleration or other change of any right or obligation under:

(i)	any of the articles, by-laws or other constating documents of ICC or ICC’s Subsidiaries;

(ii)	subject to the receipt of the consents set forth in the ICC Disclosure Letter, any Material Contract of ICC Group or any ICC License;

(iii)	except for compliance with applicable Securities Laws and stock exchange rules and policies, any statute, rule, regulation or Law applicable to the ICC Group; or

C 1

(iv)

assuming compliance with the matters, or obtaining the approvals, referred to in clauses (c)(ii) and (c)(iii) above, any provision of any applicable Law or any license, approval, consent or authorization issued by a Governmental Entity held by ICC and each of ICC’s Subsidiaries, with such exceptions, in the case of each of clauses (c)(ii) through (c)(iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the ICC Group.

(e)

Execution and Binding Obligation. This Agreement has been duly executed and delivered by ICC, and constitutes a legal, valid and binding agreement enforceable against it in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the enforcement of creditors’ rights generally, and (ii) the discretion that a Court may exercise in the granting of extraordinary remedies such as specific performance and injunction.

(f)	Residence of ICC. ICC is not a non-resident of Canada within the meaning of the Tax Act.

(g)

Third Party Consents. Except as disclosed in the ICC Disclosure Letter or contemplated in this Agreement, no consent, waiver or approval from other parties to the Material Contracts of ICC Group is (i) required to be obtained by ICC in connection with the execution, delivery and performance by ICC of this Agreement or the consummation of the Arrangement, or (ii) required in order to maintain the Material Contracts of ICC Group in full force and effect immediately upon the consummation of the Arrangement, except for such consents, the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the ICC Group.

(h)

Governmental Approvals. Except as disclosed in the ICC Disclosure Letter, the execution, delivery and performance by ICC of this Agreement and the consummation by ICC of the Arrangement require no consent, waiver or approval or any action by or in respect of, or filing with, or notification to, any Governmental Entity by ICC other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Director under the BCBCA; (v) the approvals of the TSX as set forth in this Agreement; and (vi) any consents, waivers, approvals, actions or filings or notifications, the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the ICC Group.

(i)	Authorized and Issued Capital.

(i)

The authorized capital of ICC consists of an unlimited number of ICC Shares. The ICC Disclosure Letter sets forth, as at the date of this Agreement, the number of issued and outstanding ICC Shares; the number of outstanding ICC Plan Options, ICC Compensation Option and ICC Warrants providing for the issuance of ICC Shares upon exercise thereof.

(ii)

There are no bonds, debentures or other evidences of indebtedness of ICC Group outstanding having the right to vote (or that are convertible or exercisable for securities having the right to vote) with ICC Shareholders on any matter.

(iii)

Except for outstanding ICC Plan Options under the ICC Stock Option Plan, stock options proposed to be granted under the ICC Stock Option Plan, the ICC Warrants or as otherwise disclosed in the ICC Disclosure Letter, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any kind that obligate ICC to issue or sell any shares of capital stock or other securities of ICC or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of ICC or any of its Subsidiaries.

(iv)

All outstanding ICC Shares have been duly authorized and validly issued as fully paid and non- assessable, and all ICC Shares issuable upon the exercise of rights under the ICC Plan Options, ICC Warrants and ICC Compensation Options in accordance with their respective terms have been duly authorized and, upon issuance, shall be validly issued as fully paid and non-assessable.

(v)	All outstanding securities of ICC have been issued in material compliance with all applicable Laws, including Securities Laws.

(vi)

The ICC Disclosure Letter sets forth with respect to each ICC Plan Option outstanding as of the date of this Agreement: (i) the number of ICC Shares issuable therefor; (ii) the purchase price payable therefor upon the exercise thereof, as applicable; (iii) the date on which such security was granted or issued and the date on which such security expires; and (iv) other than as provided in this Agreement, the extent to which such ICC Plan Option is vested and exercisable as of the date of this Agreement. All grants of ICC Plan Options were validly issued and properly approved by the ICC Board (or a duly authorized committee or subcommittee thereof) in compliance in all material respects with all Laws and the ICC Stock Option Plan and recorded on ICC’s financial statements in accordance with IFRS.

(vii)

The ICC Disclosure Letter sets forth with respect to each ICC Warrant outstanding as of the date of this Agreement: (i) the number of ICC Shares issuable therefor; (ii) the exercise price payable therefor upon the exercise thereof; and (iii) the date on which such security was granted or issued and the date on which such security expires. All grants of ICC Warrants were validly issued and properly approved by the ICC Board (or a duly authorized committee or subcommittee thereof) in compliance in all material respects with all Laws and the ICC Warrant Indenture and recorded on ICC’s financial statements in accordance with IFRS.

(viii)

The ICC Disclosure Letter sets forth with respect to each ICC Compensation Options outstanding as of the date of this Agreement: (i) the number of ICC Shares and ICC Warrants issuable therefor; (ii) the exercise price payable therefor upon the exercise thereof; and (iii) the date on which such security was granted or issued and the date on which such security expires. All grants of ICC Compensation Options were validly issued and properly approved by the ICC Board (or a duly authorized committee or subcommittee thereof) in compliance in all material respects with all Laws and certificates evidencing ICC Compensation Options and recorded on ICC’s financial statements in accordance with IFRS.

(ix)	The ICC Data Room contains a true and complete copy of the ICC Stock Option Plan.

(j)

Significant Shareholders. To the knowledge of ICC, no Person, other than Union Group International Holdings Inc., beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to the ICC Shares.

(k)

Shareholders’ and Similar Agreements. Neither ICC nor any of ICC’s Subsidiaries is subject to any unanimous shareholders agreement and is not a party to any shareholder, pooling, voting, voting trust or other similar arrangement or agreement relating to the ownership or voting of any of the securities of ICC or of any of its Subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in ICC or in any of its Subsidiaries and ICC has not adopted a shareholders’ rights plan or any similar plan or agreement.

(l)	Subsidiaries.

(i)

The ICC Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of all Persons in which ICC owns or controls, directly or indirectly, any material equity or proprietary interest indicating (A) the jurisdiction of incorporation, organization or formation of such Person, (B) its name and (C) the percentage owned directly or indirectly by ICC and the percentage owned, and the identity of, each other registered holder of capital stock or other equity interests if other than ICC and its Subsidiaries.

(ii)

Each Subsidiary of ICC: (A) is a corporation, trust or partnership, as the case may be, duly organized and validly existing under the Laws of the jurisdiction of its incorporation, organization or formation, as the case may be, and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing the dissolution or winding up of the Subsidiaries of ICC, (B) has all requisite corporate, trust or partnership power and authority, as the case may be, to own, lease and operate its properties assets and to conduct its business as now owned and conducted in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, and (C) is duly qualified, licensed or registered to conduct business and is in good standing in each jurisdiction in which its assets are located or it conducts business, except where the failure to be so organized, validly existing, qualified, licensed, registered or in good standing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the ICC Group.

(iii)

ICC owns, directly or indirectly, all of the issued and outstanding shares or other equity interests of each of the Subsidiaries, free and clear of any Encumbrances and all such shares and other equity interests so owned directly or indirectly by ICC have been duly authorized and validly issued, as fully paid and non- assessable and have been issued in material compliance with all applicable Laws and no Person has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase from ICC or any of the Subsidiaries of ICC of any interest in any of the shares in the capital of the Subsidiaries of ICC. Except as disclosed in the ICC Disclosure Letter, neither ICC nor ICC’s Subsidiaries, beneficially or of record, owns any equity interest of any kind in any other Person.

(m)	Securities Laws Matters.

(i)

ICC is a “reporting issuer” under Securities Laws of all provinces of Canada other than Quebec (collectively, the “Qualifying Provinces”), is not on the list of reporting issuers in default under the Securities Laws of such provinces and is in compliance, in all material respects, with such Securities Laws.

(ii)	ICC Shares are listed and posted for trading on the TSXV.

(iii)	ICC has not taken any action to cease to be a reporting issuer in any province nor has ICC received notification from any Securities Authority seeking to revoke the reporting issuer status of ICC.

(iv)

ICC has filed with the Securities Authorities all material forms, reports, schedules, statements and other documents required to be filed by ICC with the Securities Authorities since December 31, 2017. The documents comprising ICC Filings did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such subsequent filing) contain any Misrepresentation and complied in all material respects with the requirements of applicable Securities Laws in Canada. ICC has not filed any confidential material change report which at the date of this Agreement remains confidential. As of the date hereof, to the knowledge of ICC, none of the ICC Filings is the subject of an ongoing review by the Securities Authorities in Canada, outstanding comment by the Securities Authorities or outstanding investigation by the Securities Authorities in Canada.

(n)

Auditors. To the knowledge of ICC, ICC’s auditors, who audited ICC’s financial statements and provided their audit report, were, at the relevant time, independent public accountants as required under the Securities Laws of the Qualifying Provinces and there has never been a reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) between ICC and such auditors or, to the knowledge of ICC, any former auditors of ICC or the Subsidiaries.

(o)	Disclosure Controls and Internal Control over Financial Reporting.

(i)

ICC and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorization and (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets.

(ii)

To the knowledge of ICC, as of the date of this Agreement, there is no fraud that involves management or any other employees who have a significant role in the internal control over financial reporting of ICC.

(p)

Financial Statements. ICC’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2017 and 2016 (the “ICC Financial Statements”) have been prepared in accordance with IFRS (subject to year-end adjustments, where applicable) applied on a basis consistent with prior periods and present fairly, in all material respects, the consolidated financial position of ICC and the ICC Subsidiaries (as applicable) as of the respective dates thereof and for the respective periods covered thereby (except as may be otherwise indicated in ICC Financial Statements and/or the financial statements of any Subsidiary of ICC as at such dates, and the notes thereto or the related report of ICC’s auditors).

(q)

Absence of Certain Changes or Events. Since the date of the last ICC Filing, other than the transactions contemplated by this Agreement, there has not been any event, occurrence, fact, effect or circumstance that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to ICC.

(r)

No Undisclosed Liabilities. ICC Group has no material outstanding liabilities of the type required to be reflected as liabilities on a balance sheet prepared in accordance with IFRS, or obligations of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (i) liabilities or obligations disclosed in the ICC Financial Statements, (ii) liabilities or obligations incurred in connection with the Arrangement, (iii) liabilities or obligations incurred in the ordinary course since December 31, 2017 and (iv) liabilities or obligations that would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the ICC Group.

(s)	Stock Exchange Compliance. ICC is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSXV.

(t)	Books and Records. All accounting and financial Books and Records of ICC Group have been maintained in accordance with sound business practices.

(u)

Compliance with Laws and Licenses. ICC Group and the operation of its business are in compliance with, has not received written notice, correspondence or warning of any alleged violation, offence or breach of, and to the knowledge of ICC, is not under investigation or subject to any Action or complaint with respect to and has not been threatened to be charged with or notified of any alleged violation, offence or breach of, any Law applicable to it, including the ACMPR, all of its licenses and permits issued by Health Canada or any other Governmental Entity, any Laws relating in whole or in part to medical records, medical information privacy, personal information, employment, employment practices, labour (including pay equity and wages, termination and severance, and unfair labour practice), health and safety and/or Environmental Laws, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to ICC Group.

(v)	Regulatory Compliance. In each case except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the ICC Group:

(i)

ICC and ICC Subsidiaries have obtained and are in compliance with the ICC Licenses, all of which are in full force and effect and no application or proceeding is pending or threatened with respect to termination, revocation, adverse modification, non-renewal, suspension, or cancellation of any ICC Licenses and no Governmental Entity has provided ICC, or any of ICC Subsidiaries with notice of any of the foregoing. The ICC Disclosure Letter provides a complete and accurate description of each ICC License held by ICC or any ICC Subsidiary as of the date hereof, which includes the date, type, capacity, expiry date and production/distribution authorizations and limitations.

(ii)

ICC Group’s production calculation, manufacturing, labelling and other business activities are, in all material respects, being conducted (A) in compliance with the ICC Licenses and (B) in accordance with applicable Laws.

(iii)

ICC and its Subsidiaries have not received any written notice, correspondence or warning from a Governmental Entity, including Health Canada or any other governmental agency, requiring the termination or suspension of any study, test or trial conducted by, or on behalf of, ICC or its Subsidiaries or in which ICC or its Subsidiaries have participated and have not received any written notice or correspondence from other third parties requiring the termination or suspension of any study, test or trial conducted by others on the existing products of ICC Group or the products of ICC Group under development.

(w)	Healthcare Data Privacy and Security.

(i)

ICC and its Subsidiaries (A) have operated their businesses in compliance, in all material respects, with all applicable Laws relating to personal information, including medical records and medical information privacy, that regulate or limit the collection, maintenance, use, disclosure, processing or transmission of medical records, patient information or other personal information made available to or collected by ICC or its Subsidiaries in connection with the operation of its business (the “Healthcare Data Requirements”) and (B) have taken all reasonable steps to implement all confidentiality, security and other protective measures required by the Healthcare Data Requirements, in each case, in all material respects. Without limiting the foregoing, ICC and its Subsidiaries are and have at all times been in material compliance with the privacy and security requirements of the Personal Information Protection and Electronic Documents Act (Canada) and other applicable privacy Laws of any jurisdiction (collectively, “Privacy Laws”).

(ii)

Neither ICC nor any of its Subsidiaries has experienced any breach, misappropriation, or unauthorized collection, use or disclosure of any personal information and all protected health information for which written notification was given or required to be given under applicable Privacy Laws.

(iii)	ICC has not been notified in writing of and, to the knowledge of ICC, is not the subject of, any complaint, regulatory investigation or proceeding related to data security or privacy.

(x)

Litigation. There is no Action now pending or, to the knowledge of ICC, threatened against ICC Group, which (i) if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to ICC Group, or (ii) would restrain, enjoin or otherwise prohibit or materially delay or otherwise materially and adversely affect the consummation of the Arrangement.

(y)	Taxes.

(i)

ICC and each of its Subsidiaries has duly and timely filed all Tax Returns required by Law to be filed by them prior to the date hereof and all such Tax Returns are complete and correct in all material respects.

(ii)

ICC and each of its Subsidiaries has paid as required by Law on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by them on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of ICC. ICC and its Subsidiaries have provided adequate accruals in accordance with applicable accounting standards in its Books and Records and in the most recently published consolidated financial statements of ICC for any Taxes of ICC and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course.

(iii)

No material claims, audits, deficiencies, litigation or proposed adjustments are ongoing or have been asserted in writing with respect to Taxes of ICC or any of its Subsidiaries, and neither ICC nor any of its Subsidiaries is a party to any material action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of ICC, threatened in writing against ICC or any of its Subsidiaries or any of their respective assets.

(iv)

No written claim to ICC or any of its Subsidiaries has been made by any Governmental Entity in a jurisdiction where ICC and any of its Subsidiaries does not file Tax Returns that ICC or any of its Subsidiaries is or may be subject to Tax by that jurisdiction.

(v)

ICC and each of its Subsidiaries has deducted, withheld or collected all material amounts required by Law to be deducted, withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so. ICC and each of its Subsidiaries have remitted all Taxes payable by it in respect of its employees to the appropriate Governmental Entity within the time required under applicable Law.

(vi)

Other than waivers that were filed solely for the purpose of permitting ICC or any of its Subsidiaries to claim deductions in order to reduce Taxes arising from adjustments to income arising from assessments or reassessments of Tax for prior taxation years and for which ICC or any of its Subsidiaries has filed objections or appeals in respect of such amendments or reassessments (the “ICC Protective Waivers”), there are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of Taxes due from ICC or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending. For greater certainty, no ICC Protective Waiver allows the relevant Governmental Entity to assess or reassess additional Tax in respect of the taxation year to which the ICC Protective Waiver relates.

(vii)	ICC has not been a party to any transaction or other arrangement which could be subject to adjustment under section 247 of the Tax Act (or any provincial equivalent).

(viii)

There are no circumstances existing which could result in the application of Section 17, Section 67, Section 78 or Sections 80 to 80.04 of the Tax Act, or any equivalent provision under applicable provincial or territorial Law, to ICC or any of its Subsidiaries. Other than in the ordinary course, ICC and its Subsidiaries have not claimed nor shall they claim any reserve under any provision of the Tax Act or any equivalent provision under applicable provincial or territorial Law, if any amount could be included in the income of ICC or its Subsidiaries for any period ending after the Effective Time.

(ix)	ICC is a “taxable Canadian corporation” for the purposes of the Tax Act.

(z)	Title to Assets.

(i)

ICC Group has a good and marketable title to the owned real property set out in Section 3.3(z)(i) of the ICC Disclosure Letter (the “ICC Owned Properties”) and a valid leasehold interest in the leased real property set out in Section 3.3(z)(i) of the ICC Disclosure Letter (the “ICC Leased Properties” and together with the ICC Owned Property, the “ICC Properties”), free and clear of any Encumbrances (other than as would not have a Material Adverse Effect with respect to ICC Group).

(ii)

ICC Group has good and valid title to, or a valid and enforceable leasehold interest in, as applicable, all material personal property owned or leased by it, free and clear of any Encumbrances, except as would not have a Material Adverse Effect with respect to ICC.

(aa)	Real Property.

(i)

Section 3.3(z)(i) of the ICC Disclosure Letter lists all ICC Owned Properties and sets forth the legal descriptions thereto. There are no existing contracts, options, rights of first refusal, leases or otherwise, to sell, transfer, lease or otherwise dispose of any ICC Owned Properties, or to purchase or acquire any ICC Owned Properties, and ICC Group is not aware of any circumstances which would result in any sale or disposal, whether by sale, lease or otherwise, of any of the ICC Owned Properties including power of sale, foreclosure, expropriation or judicial proceedings.

(ii)	To the knowledge of ICC:

(A)

neither ICC Group nor the landlords of the ICC Leased Properties are in material breach of any applicable Laws, including any material building, zoning or other statutes or any official plan, or any covenants, restrictions, rights or easements affecting such ICC Leased Properties;

(B)

all buildings, structures, additions and/or improvements situated on any of the ICC Owned Properties are located wholly within the boundaries of such ICC Owned Properties, are free of any structural or material defect and comply with all Laws, covenants, restrictions, rights, easements, liens and charges affecting the same and their use, in each case in all material respects; and

(C)	there are no outstanding work orders, non-compliance orders, deficiency notices or other such notices relative to any of the ICC Properties.

(iii)

The ICC Owned Properties are adequately serviced by utilities (or well water with adequate septic systems, if any) having adequate capacities for the normal operations of ICC’s facilities that are currently growing marijuana in accordance with the ICC Licenses and the business of ICC Group. The ICC Owned Properties have enforceable rights of access to and from public streets or highways satisfactory, sufficient and adequate for the normal operations of the business of ICC Group and, to the knowledge of ICC, there is no fact or circumstance which exists which could result in the termination or restriction of such access.

(iv)

No amounts are owing by ICC Group in respect of any of the ICC Properties to public utility, other than current accounts which are not in arrears. All amounts that are due for labour or materials supplied to or on behalf of ICC Group relating to the construction, alteration or repair of or on any of the ICC Properties have been paid in full and, to the knowledge of ICC, no one has filed any construction, builders’, mechanics’ or similar liens relating to the supply of work or materials to or on any of the ICC Properties with respect to amounts that are not in arrears.

(v)

No part of the ICC Properties has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given to ICC or, to the knowledge of ICC, commenced nor, to the knowledge of ICC, does any Person have any intent or proposal to give such notice or commence any such proceedings.

(vi)

To the knowledge of ICC, ICC Group’s Leases are currently in good standing in all material respects, ICC Group as tenant or bailee and the landlord or bailor have, as of the date hereof, complied in all material respects with their respective obligations under the Leases and to the knowledge of ICC, there exists no claim of any kind or right of set-off against ICC Group as tenant by the landlord or against the landlord by ICC Group as tenant as of the date hereof.

(vii)

ICC Group as tenant is in actual possession of the ICC Leased Properties. ICC Group is not in arrears of rent required to be paid pursuant to the applicable Lease with respect to the ICC Leased Properties.

(viii)	ICC Group as tenant has no right to extend, right of termination, option to purchase, or right of first refusal with respect to the ICC Leased Properties except as set out in the ICC Group’s Leases.

(bb)	Material Contracts. In each case, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to ICC Group:

(i)

(A) ICC Group has performed the obligations required to be performed by it to date under its Material Contracts, (B) ICC Group is not in breach of or default under any of its Material Contracts, (C) each Material Contract of ICC Group is a legal, valid and binding obligation of ICC Group, is in good standing in all material respects, is in full force and effect, and is enforceable by ICC Group in accordance with its terms, except as such enforceability may be limited by (x) applicable bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the enforcement of creditors’ rights generally, and (y) the discretion that a Court may exercise in the granting of extraordinary remedies such as specific performance or injunction, and (D) ICC Group has not received written, or to the knowledge of ICC, other notice of, any alleged breach of or alleged default under or dispute in connection with any Material Contract of ICC Group or of any intention of any party to any Material Contract of ICC Group to cancel, terminate or otherwise modify or not renew its relationship with ICC Group.

(ii)	As of the date hereof, no Material Contract that has been disclosed in the ICC Data Room has, since such disclosure, been modified, rescinded or terminated, except in the ordinary course.

(cc)	Environmental Matters.

(i)	ICC Group, the operation of its business on the ICC Properties and the assets of ICC Group have been and are in material compliance with all Environmental Laws.

(ii)

ICC Group has not been charged with or convicted of any offence, violation and/or breach of or non-compliance with Environmental Laws, or been fined or otherwise sentenced or settled any prosecution short of conviction under Environmental Laws with respect to the ICC Properties. There are no notices of judgment or commencement of proceedings of any nature relating to any breach or alleged breach of Environmental Laws with respect to the ICC Properties.

(iii)

there are no hazardous substances located on, in or under any of the ICC Properties and no release of any hazardous substances has occurred on, in or from the ICC Properties from the operation of the business of ICC Group or the conduct of activities related to the business of ICC Group thereon.

(dd)

Restrictions on Business Activities. Except as prescribed by the terms and conditions applicable to the ICC Licenses, there is no agreement, judgment, injunction, order or decree binding upon ICC or any of its Subsidiaries that has or would reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of ICC or any of its Subsidiaries or the conduct of business by ICC or any of its Subsidiaries as currently conducted other than such agreements, judgments, injunctions, orders or decrees which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to ICC Group.

(ee)

Health Canada. As of the date hereof, all Material Contracts of ICC Group and written correspondence or written notice received from Health Canada in relation to the ICC Licenses have been provided to or made available to Aurora and its Representatives.

(ff)	Intellectual Property. In each case except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to ICC Group:

(i)

ICC Group owns or possesses, or has a license to or otherwise has the right to use, all Intellectual Property which are material and necessary for the conduct of its business as presently conducted, including ICC Marks (as defined below). ICC Group owns the trade marks referred to in the ICC Disclosure Letter (the “ICC Marks”). All applications for ICC Marks are valid and in good standing, and do not contain any errors or omit any information which would jeopardise the validity or registrability of any such application in respect of all of the goods and services listed therein. All such Intellectual Property owned by ICC Group which have been registered are valid and enforceable except as such enforceability may be limited by (A) applicable bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the enforcement of creditors’ rights generally, and (B) discretion that a Court may exercise in the granting of extraordinary remedies such as specific performance or injunction. To the knowledge of ICC, no third party is infringing upon or diluting such Intellectual Property owned by ICC Group in a manner that would reasonably be expected to materially and adversely affect such material Intellectual Property.

(ii)

All Canadian registrations, if any, and filings (including applications) that ICC Group has considered necessary to preserve the rights of ICC Group in its material and necessary Intellectual Property have been made, are in good standing and are not invalid. ICC Group has not received a communication from a Governmental Entity indicating that an application for any of ICC Marks is unregistrable due to another person’s rights. ICC Group has no pending action or proceeding, nor any threatened action or proceeding, against any Person with respect to its Intellectual Property, and to the knowledge of ICC, there are no circumstances which cast doubt on the validity or enforceability of the registered Intellectual Property owned or used by ICC Group. (A) ICC has not received a notice that the prior and continuing operation of the business of ICC Group interferes with, infringes upon, misappropriates, or otherwise comes into conflict with, any material Intellectual Property of third parties, (B) there is no claim or demand of any person pertaining to, or any proceeding which is pending or, to the knowledge of ICC, threatened, that challenges the rights of ICC Group in respect of any such Intellectual Property, or claims that any activities of the business of ICC Group (including use of ICC Marks) infringes, violates, or misappropriates any material Intellectual Property of any person, and (C) no facts exist which would reasonably ground an infringement or passing off claim against ICC Group by any third party in relation to the business of ICC Group or ICC Marks.

(gg)	Employees.

(i)

Section 3.3(gg)(i) of the ICC Disclosure Letter sets out a complete and accurate list of the names of all individuals who are full-time or part-time employees or individuals engaged on contract to provide employment services or sales or other agents or representatives of ICC Group (“Employees”) and the position, length of service, location of employment and compensation and benefits of each Employee. Such list includes all Employees as at the date hereof including any on lay-off or leave of absence, who have been absent continually from work for a period in excess of one month.

(ii)

ICC is in compliance with all Laws respecting employment and employment practices, including but not limited to, terms and conditions of employment, pay equity and wages and has not and is not engaged in any unfair labour practice.

(iii)

Section 3.3(gg)(iii) of the ICC Disclosure Letter sets out a complete and accurate list of all independent contractors or consulting Contracts. Each independent contractor of ICC Group has been properly classified as an independent contractor and neither ICC nor any of ICC’s Subsidiaries has received any notice from any Governmental Entity disputing such classification.

(iv)

Neither ICC nor any of its Subsidiaries has entered into any written or oral agreement or understanding providing for severance, termination or other similar payments to any director, officer, employee or consultant in connection with the termination of their position or their employment as a result of the transaction contemplated by this Agreement.

(v)

As of the date of this Agreement, none of ICC or any of its Subsidiaries is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of ICC, threatened, or any litigation actual, or to the knowledge of ICC, threatened, relating to employment or termination of employment of employees or independent contractors.

(hh)	Employee Plans.

(i)

In each case in all material respects, all of ICC Benefit Plans are and have been established, registered, qualified and administered in accordance with all applicable Laws, and in accordance with their terms, the terms of the material documents that support such ICC Benefit Plans and the terms of agreements between ICC Group and ICC’s employees (present and former) who are members of, or beneficiaries under, ICC Benefit Plans.

(ii)

In each case in all material respects, (A) all current obligations of ICC Group regarding ICC Benefit Plans have been satisfied, and (B) all contributions, premiums or Taxes required to be made or paid by ICC Group by applicable Laws or under the terms of each of the ICC Benefit Plans have been made in a timely fashion in accordance with applicable Laws and the terms of such ICC Benefit Plans.

(iii)

No ICC Benefit Plan is subject to any Action initiated by any Governmental Entity, or by any other party (other than routine claims for benefits) which, if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to ICC Group.

(iv)	There are no material unfunded liabilities in respect of any ICC Benefit Plan, including going concern unfunded liabilities, solvency deficiencies or wind-up deficiencies where applicable.

(v)	No ICC Benefit Plan is a “registered pension plan” as such term is defined in the Tax Act.

(vi)

The execution, delivery and performance of this Agreement and the consummation of the Arrangement shall not (A) result in any material payment (including bonus, golden parachute, retirement, severance, unemployment compensation, or other benefit or enhanced benefit) becoming due or payable to any of ICC’s employees, (B) materially increase the compensation or benefits otherwise payable to any ICC employee, or (C) result in the acceleration of the time of payment or vesting of any material benefits or entitlement otherwise available pursuant to any ICC Benefit Plan (except for outstanding ICC Plan Options).

(ii)

Labour Matters. Except as disclosed in the Disclosure Letter, ICC Group is not party to any collective bargaining agreements, enterprise agreements or analogous agreements. To the knowledge of ICC, (i) ICC Group is not subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement, enterprise agreement or analogous agreement, (ii) there are no current or threatened strikes or lockouts affecting ICC Group or any complaint of unfair labour practice (other than routine individual grievances), (iii) there are no successor or related employer applications; and (iv) there are no employee associations, retiree associations, voluntary recognized or certified unions or analogous organizations authorized to represent any of the employees of ICC Group.

(jj)

Insurance. ICC Group maintains the insurance policies with recognized insurers as are appropriate to its business in such amounts and against such risks as are customarily carried and insured against by prudent owners of comparable business. All such policies are included in the ICC Data Room and are in all material respects in full force and effect in accordance with their terms. ICC Group has no reason to believe that it shall not be able to renew the existing insurance coverage of ICC and its Subsidiaries as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect with respect to ICC Group.

(kk)

Brokers. Except as disclosed in the Disclosure Letter, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of ICC Group who might be entitled to any fee or commission from ICC Group or Aurora in connection with the Arrangement.

(ll)	United States Securities Laws.

(i.)	ICC is not registered or required to be registered as an “investment company” pursuant to the United States Investment Company Act of 1940, as amended.

(ii.)

No class of securities of ICC is, or has ever been, registered or required to be registered under Section 12 of the 1934 Act and ICC is not required to file reports with the United States Securities and Exchange Commission under Section 13 or Section 15(d) of the 1934 Act.

(iii.)

None of ICC nor any of its predecessors or affiliates has had the registration of a class of securities under the 1934 Act revoked by the United States Securities and Exchange Commission pursuant to Section 12(j) of the 1934 Act and any rules or regulations promulgated thereunder.

(mm)

Non-Arm’s Length Agreements. Except for Contracts made solely among ICC Group or as disclosed in the ICC Disclosure Letter, ICC Group does not have any Non-Arm’s Length Agreements and no non-scheduled payments (including payments in connection with the termination of a Non-Arm’s Length Agreement) have been made under any Non-Arm’s Length Agreement since December 31, 2017.

(nn)

Foreign Corrupt Practices Act. Neither ICC nor any of its Subsidiaries nor any director, officer, agent, employee, affiliate or other Person acting on behalf of ICC or any of its Subsidiaries (i) is aware of or has taken any action, directly or indirectly, that has resulted or would result in a violation by any such Person of the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”) or the United States Foreign Corrupt Practices Act of 1977, as amended (“FCPA”) or similar legislation of any other country in which ICC or its Subsidiaries carry on or have carried on business, including any offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” or “foreign public official” (as such terms are defined in the FCPA and the CFPOA, respectively) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the CFPOA, (ii) has made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment, and (iii) has used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity. ICC and its Subsidiaries have conducted their businesses in compliance with the CFPOA and the FCPA and have instituted and maintain and shall continue to maintain policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance with the CFPOA, the FCPA and with the representations and warranties contained herein.

(oo)

Money Laundering Laws. The operations of ICC and its Subsidiaries are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements of the Canadian Proceeds of Crime (Money Laundering) and Terrorist Financing Act, as amended and the money laundering statutes of all other applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any applicable Governmental Entity (collectively, “Money Laundering Laws”) and no action, suit or proceeding by or before any regulatory authority involving ICC or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of ICC, threatened.

(pp)

OFAC. Neither ICC nor any of its Subsidiaries nor, to the knowledge of ICC, any director, officer, agent, employee, affiliate or other Person acting on behalf of ICC or any of its Subsidiaries, is currently the subject or target of any United States sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and ICC has not lent, contributed or otherwise made available, directly or indirectly, any funds to any subsidiary, joint venture partner or other Person or entity, for the purpose of financing the activities of any Person which, to the knowledge of ICC, is currently subject to any United States sanctions administered by OFAC.

(qq)	No “Collateral Benefit”. No person shall receive a “collateral benefit” (within the meaning of MI 61-101) from ICC or its affiliates as a consequence of the Arrangement.

(rr)	Assets and Sales.

(i)

The aggregate value of ICC’s assets in Canada and the annual gross revenues from sales in or from Canada generated by those assets, all as determined as of the time and in the manner that are prescribed in Part IX of the Competition Act and the Notifiable Transactions Regulations thereunder, do not exceed the amount determined under Subsection 110(8) of the Competition Act.

(ii)

The principal offices of ICC are not located in the United States. ICC, including all entities “controlled” by the Company for purposes of the United States Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, does not hold assets located in the United States with a fair market value in excess of U.S. $84.4 million in the aggregate and, during the 12 month period ended December 31, 2017, did not make sales in or into the United States in excess of U.S. $84.4 million in the aggregate.

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF AURORA

(a)

Organization and Qualification. Aurora is a corporation duly incorporated and validly existing under the laws of British Columbia and has the corporate power and authority to own its assets and conduct its business as now owned and conducted and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing the dissolution or winding up of Aurora. Aurora is duly qualified, licensed or registered to conduct business and is in good standing in each jurisdiction in which its assets are located or it conducts business, and has all necessary governmental licenses, authorizations, permits, consents and approvals required to own, lease and operate its properties and assets and to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which do not have and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Aurora Group.

(b)

Corporate Authorization. The execution, delivery and performance by Aurora of this Agreement and the consummation by Aurora of the Arrangement are within Aurora’s corporate powers and have been duly authorized by all necessary corporate action on the part of Aurora and no other corporate proceedings on the part of Aurora are necessary to authorize this Agreement or the Arrangement.

(c)

No Conflict. Except for the Aurora Credit Agreement (which requires the consent of Aurora’s lenders thereunder for completion of the Arrangement), the execution, delivery and performance by Aurora of this Agreement and the consummation of the Arrangement, all in accordance with the terms and conditions hereof, do not and shall not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition), violate, conflict with or result in a breach of, or permit the termination, cancellation, acceleration or other change of any right or obligation under:

(i)	any of the articles, by-laws or other constating documents of Aurora and Aurora’s Subsidiaries;

(ii)

any contract that if terminated, breached or not renewed would or would reasonably be expected to have a Material Adverse Effect with respect to Aurora Group or any licenses, supplemental licenses, import and export permits issued by Health Canada to Aurora Group;

(iii)	except for compliance with applicable Securities Laws and stock exchange rules and policies, any statute, rule, regulation or Law applicable to Aurora; and

(iv)

assuming compliance with the matters, or obtaining the approvals, referred to in clauses (c)(ii) and (c)(iii) above, any provision of any applicable Law or any license, approval, consent or authorization issued by a Governmental Entity held by Aurora and each of Aurora’s Subsidiaries, with such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Aurora Group.

D 1

(d)	Investment Canada Act. Aurora is not a “non-Canadian” within the meaning of the Investment Canada Act.

(e)

Execution and Binding Obligation. This Agreement has been duly executed and delivered by Aurora, and constitutes a legal, valid and binding agreement enforceable against it in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the enforcement of creditors’ rights generally, and (ii) the discretion that a Court may exercise in the granting of extraordinary remedies such as specific performance and injunction.

(f)

Authorized and Issued Capital. The authorized capital of Aurora consists of an unlimited number of Aurora Shares. As of the close of business on September 7, 2018 there are: (i) 958,605,672 Aurora Shares issued and outstanding; and (ii) an aggregate of not more than 75,133,953 Aurora Shares reserved for issuance pursuant to outstanding options, warrants, convertible securities and other rights to acquire Aurora Shares. All outstanding Aurora Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights.

(g)	Securities Laws Matters.

(i)

Aurora is a “reporting issuer” under Securities Laws in each of the Qualifying Provinces, is not on the list of reporting issuers in default under the Securities Laws of such provinces and is in compliance, in all material respects, with such Securities Laws.

(ii)	Aurora Shares are listed and posted for trading on the TSX.

(iii)

Aurora has not taken any action to cease to be a reporting issuer in any province nor has Aurora received notification from any Securities Authority seeking to revoke the reporting issuer status of Aurora.

(iv)

Aurora has filed with the Securities Authorities all material forms, reports, schedules, statements and other documents required to be filed pursuant to applicable Securities Laws by Aurora with the Securities Authorities since June 30, 2017.

(h)

Security Ownership. Other than as has been previously disclosed to ICC in writing, none of Aurora Group, any of their affiliates, any such Person’s Representatives or any other Person acting jointly or in concert with any of them, beneficially owns or controls (directly or indirectly, economically, or through derivatives or otherwise) any securities of ICC or any of its affiliates.

(i)

Filings. Documents or information filed by Aurora under applicable Law since June 30, 2017 and including Aurora's (a) annual information form dated September 25, 2017, (b) audited consolidated financial statements as at and for the year ended June 30, 2017 and related management discussion and analysis, (c) management information circular dated December 8, 2017 in respect of Aurora’ special meeting of shareholders held January 15, 2018 and management information circular dated October 2, 2017 in respect of Aurora’ annual general and special meeting of shareholders held November 13, 2017 , and (d) any material change reports that have been filed by Aurora between June 30, 2018 and the date hereof are, and any such documents or information filed by Aurora after the date hereof and before the Arrangement is completed (collectively, the “Aurora Filings”) shall be, as of their respective dates, in compliance in all material respects with applicable Law and do not contain any Misrepresentation as of their respective dates. Aurora has not filed any confidential material change reports that remain confidential.

(j)

Financial Statements. Aurora’s audited consolidated financial statements as at and for the fiscal year ended June 30, 2017 and for the respective 3 and 9 month periods ended March 31, 2018 and 2017 (the “Aurora Financial Statements”) have been prepared in accordance with IFRS (subject to year-end adjustments, where applicable) applied on a basis consistent with prior periods and present fairly, in all material respects, the consolidated financial position of Aurora and its Subsidiaries as of the respective dates thereof and for the respective periods covered thereby (except as may be otherwise indicated in Aurora Financial Statements and the notes thereto or the related report of Aurora’s auditors).

(k)

Litigation. Except as disclosed in the Aurora Filings, there is no Action now pending or, to the knowledge of Aurora, threatened against Aurora, which (i) if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Aurora Group, or (ii) would restrain, enjoin or otherwise prohibit or materially delay or otherwise materially and adversely affect the consummation of the Arrangement.

(l)

No Insolvency. Aurora is not insolvent within the meaning of applicable bankruptcy, insolvency or fraudulent conveyance laws. No act or proceeding has been taken by or against Aurora in connection with the dissolution, liquidation, winding-up, bankruptcy or reorganization of Aurora or the appointment of a trustee, receiver, manager or other administrator of Aurora or any of its properties or assets.

(m)	Compliance with Law. Aurora has complied with all applicable Law other than any non- compliance which would, individually or in the aggregate, not have a Material Adverse Effect in respect of Aurora.

(n)

Shareholder Approval. No vote or approval of the holders of Aurora Shares or the holder of any other securities of Aurora is necessary to approve this Agreement, the Arrangement or the other transactions contemplated herein.

(o)

Issuance of Aurora Shares under the Arrangement. All of Aurora Shares to be issued pursuant to the Arrangement, upon issuance, shall be validly issued as fully paid and non- assessable, shall be listed for trading on the TSX, and shall not be subject to any contractual or other restrictions on transferability or voting, provided that Aurora Shares issuable to certain “affiliates” (as such term is defined in Rule 405 under the 1933 Act) of Aurora may have certain restrictions on transfer imposed upon them in Rule 144 under the 1933 Act. Additionally, state securities laws of the states where any US persons reside may impose additional restrictions.

(p)	Certain United States Matters.

(i)

No class of securities of Aurora is, or has ever been, registered or required to be registered under Section 12 of the 1934 Act, and Aurora is not required to file reports with the United States Securities and Exchange Commission under Section 13 or Section 15(d) of the 1934 Act.

(ii)	Aurora is not registered or required to be registered as an “investment company”, as defined in the United States Investment Company Act of 1940, as amended.

(iv.)

None of Aurora nor any of its predecessors or affiliates has had the registration of a class of securities under the 1934 Act revoked by the United States Securities and Exchange Commission pursuant to Section 12(j) of the 1934 Act and any rules or regulations promulgated thereunder.

(v.)	Aurora is a "foreign private issuer" within the meaning of Rule 3b-4 under the 1934 Act.

(vi.)

The principal offices of Aurora are not located in the United States. Aurora, including all entities “controlled” by Aurora for purposes of the HSR Act, does not hold assets located in the United States with a fair market value in excess of U.S. $84.4 million in the aggregate and, during the 12 month period ended December 31, 2017, did not make sales in or into the United States in excess of U.S. $84.4 million in the aggregate.

SCHEDULE E

LIST OF ICC LOCKED-UP SHAREHOLDERS

[REDACTED]

E 1